Confidential Draft Submission No. 1 to the Securities and Exchange Commission on March 24, 2016.  This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

—————

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

—————

AGEAGLE AERIAL SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Nevada	3721	47-3646293
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

117 South 4th Street
Neodesha, Kansas 66757
(316) 202-2076

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Bret Chilcott, President and Chief Executive Officer
AgEagle Aerial Systems, Inc.
117 South 4th Street
Neodesha, Kansas 66757
Phone: (316) 202-2076

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Mitchell S. Nussbaum, Esq. Tahra Wright, Esq. David J. Levine, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4000 - Telephone (212) 407-4990 - Facsimile

Jonathan R. Zimmerman, Esq.
Ben A. Stacke, Esq.
Ryan R. Woessner, Esq.
Faegre Baker Daniels LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402
(612) 766-7000 - Telephone
(612) 766-1600 - Facsimile

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☑

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Proposed Maximum Aggregate Offering Price(1) (2)	Amount of Registration Fee(3)

Common Stock, $0.0001 par value
Total

———————

(1)

Includes Common Stock that may be issued upon exercise of a 30-day option granted to the underwriters to cover over-allotments, if any.

(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)

To be paid at the time of the initial public filing.  Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Preliminary Prospectus is not complete and may be changed.  We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective.  This Preliminary Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED          , 2016

PRELIMINARY PROSPECTUS

Shares

Common Stock

This is the initial public offering of our common stock.  All of the           shares of common stock being offered are being sold by us. We currently expect the initial public offering price to be between $            and $            per share of common stock.  This price range reflects our assessment of the price at which investors might be willing to participate in this offering, based on, among other things, our current financial condition and market values and various valuation measures of other companies engaged in activities similar to ours.

Prior to this offering there has been no public market for our common stock.  In connection with this offering, we intend to list our common stock on the            under the symbol “UAVS.”  There is no assurance, however, that our common stock will ever be listed on the            .

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 of this prospectus.

	Initial Public Offering Price	Underwriting Discounts and Commissions(1)	Proceeds, before expenses, to Us

Per Share	$	$	$

Total	$	$	$

———————

(1)

In addition to the underwriting discounts and commissions, we have agreed to pay up to $120,000 of the fees and expenses of the underwriters in connection with this offering, which includes the fees and expenses of the underwriters’ counsel.  We refer you to the “Underwriting” section of this prospectus for additional information regarding total underwriter compensation.

We have granted a 30-day option to the underwriters to purchase up to                     additional shares of common stock to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                    , 2016, subject to customary closing conditions.

Northland Capital Markets

Prospectus dated                , 2016.

i

Through and including        , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to a dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or membership.

Neither we nor any of the underwriters has authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any free writing prospectus we have prepared. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor any of the underwriters is making an offer to sell or is seeking offers to buy these securities in any jurisdiction where or to any person to whom the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus was obtained through Company research, surveys and studies conducted by third parties and industry and general publications. Certain information contained in “Description of Business” is based on studies, analyses and surveys prepared by the United Nations Food and Agriculture Organization, ABI Research, the Association for Unmanned Vehicle Systems International, The Teal Group, CB Insights and Markets and Markets. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

ii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read and carefully consider the following summary together with the entire prospectus, including our financial statements and the notes thereto appearing elsewhere in this prospectus and the matters discussed in the sections in this prospectus entitled “Risk Factors,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding to invest in our common stock. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the “Risk Factors” section and other sections of this prospectus.

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “we,” “us,” “our,” “Company,” and “AgEagle” refer to AgEagle Aerial Systems, Inc., a Nevada corporation.

Overview

We design, develop, produce, distribute and support technologically-advanced small unmanned aerial vehicles (UAVs or drones) that we supply to the precision agriculture industry.  Historically, we have derived the majority of our revenue from the sale of our AgEagle Classic and RAPID Systems.  However, as a result of the development of our new product, the RX-60, we will no longer manufacture and distribute our previous two systems.   In February 2016, we signed a worldwide, exclusive distribution agreement with Raven Industries, Inc. (“Raven”) under which Raven will private label and purchase the RX-60 exclusively for the agriculture markets for resale through their network of dealers worldwide. The RX-60 system sells to the public starting at approximately $17,500.  Customers also need to buy a subscription for a software package that is provided by our strategic partner, Aerobotic Innovations, LLC, d/b/a Botlink (“Botlink”), for flight control, image processing and data delivery.  The  subscription fees range from $1,500 per year to $3,000 per year, depending on which options or preferences are chosen by the customer.  The first shipment of our RX-60 system to Raven occurred in March 2016.

The success we have achieved with our products, which we believe will carry over into the new RX-60, stems from our ability to invent and deliver advanced solutions utilizing our proprietary technologies and trade secrets that help farmers, agronomists and other precision agricultural professionals operate more effectively and efficiently.  Our core technological capabilities, developed over five years of innovation, include a lightweight laminated shell that allows the UAV platform to perform under challenging flying conditions, a camera with a Near Infrared (NIR) filter, a rugged foot launcher, and high end software provided by  Botlink, that automates drone flights and provides geo-tagged data.

Our UAV, often referred to as a “flying wing,” is an advanced fixed wing model UAV whose design is based upon the years of experience our management has with aircraft and composite parts construction.  We design all of our UAVs to be man-portable, thereby allowing one person to launch and operate them through a hand-held control unit or tablet.  All of our UAVs are electrically powered, weigh approximately six pounds fully loaded, are capable of flying over approximately 400 acres (roughly 60 minutes of airtime) per flight from their launch location, and are configured to carry a camera with our NIR filter that uses near infrared images to capture crop data.  We believe that these characteristics make our UAVs well suited for providing a complete aerial view of a farmer’s field to help precisely identify crop health and field conditions faster than any other method available.

Our UAVs were specifically designed to help farmers increase profits by pinpointing areas where nutrients or chemicals need to be applied, as opposed to traditional widespread land application processes, thus decreasing input costs and increasing yields.  The RX-60 system, based on our AgEagle RAPID system, was designed for busy agriculture professionals who do not have the time to process images on their computers, which some of our competitors require, and our first generation product, the AgEagle Classic used to do.  Through a relationship with our strategic partner, Botlink, our UAV can be programmed using a tablet device to overlay a flight path over a farmer’s specific crop area.  The software can automatically take pictures from the camera, stitch the photos together through the cloud, and deliver a geo-tagged, high quality aerial map to the user’s desktop or tablet device using specialty precision agriculture software such as SST Software or SMS Software.  The result is a prescription or zone map that can then be used in a Raven field computer that can typically be found in a sprayer or applicator that has been designed to drive through fields to precisely apply the amount of nutrients or chemicals required to continue or restore the production of healthy yields for farmers.

Research and development activities are integral to our business and we follow a disciplined approach to investing our resources to create new technologies and solutions.

Our Growth Strategy

We intend to grow our business by establishing our leadership position in the growing precision agriculture marketplace for UAVs through our exclusive partnership with Raven and by creating new, easier to use and higher value products that enable us to remain a leading platform available to our customers.  We may also elect to pursue additional opportunities in different industries outside of agriculture and its related areas.  Key components of this strategy include the following:

Build a strong worldwide distribution network with Raven to offer a best-in-class precision agriculture platform.

We believe we can establish our flying wing product and systems as leading technologies in the precision agriculture marketplace.  Under Raven’s distribution platform, we will have access to dealers and customers in key agricultural regions worldwide, which will help us add dealers across the globe to make  it possible for every farmer in those  markets to have access to the AgEagle platform.

Continue to explore partnerships with companies that can expand our offerings.

We intend to expand our product offerings by building relationships and partnerships with companies that have vertical, synergistic technologies.  Our first venture into this concept will be to work with Raven to integrate our UAV system with its current precision agriculture products in order to connect the data and improve the effectiveness and efficiency of this data for farmers.  In addition,  other technology alliances may include the acquisition or development of other electronics, software, sensors or more advanced aerial platforms.  We are constantly meeting and in discussions with groups that could fill these roles and help with additional development ideas.

Deliver new and innovative solutions in the precision agriculture space.

Our research and development efforts are the foundation of our Company, and we plan to continue to invest in R&D.   We plan to continue innovating new and enhanced products that enable us to satisfy our customers through better, more capable products and services, both in response to and in anticipation of their needs.  We believe that by investing in research and development, we can be a leader in delivering innovative products that address market needs within our current target markets, enabling us to create new opportunities for growth.

Pursue the expansion of the AgEagle platform of products into other industries besides agriculture.

We may investigate and pursue opportunities outside of agriculture as we continue to expand and grow the AgEagle platform.  We are confident in the UAV product we have today, and believe that this product could provide other industries the same kind of optimization we are currently providing the agriculture industry.  These industries have yet to be identified by the AgEagle team, but may include verticals such as land surveying and scanning, insurance, inspections, and search and rescue.

Competitive Strengths

We believe the following attributes and capabilities provide us with long-term competitive advantages:

•

Partnership with Raven

Our partnership with Raven will provide broader access to our products for customers around the world through Raven and its network of dealers. Raven is a leading provider of precision agricultural products, with a loyal customer base and global outreach. We will work together with Raven to provide actionable data to assist customers in making informed input and variable rate decisions. We also intend to capitalize on Raven’s expertise and knowledge within the precision agriculture industry to continue improving and advancing our products offerings.

•

Proprietary Technology and Trade Secrets

We believe our unique design and assembly process differentiates our product from any competition. Our UAVs are unrivaled in durability due to our proprietary laminated shell that allows the UAV to perform in harsh weather conditions (with wind speeds up to 25 miles per hour) and bring itself to an unassisted landing, all at a total weight of about six pounds.

•

Product Has Global Appeal

We believe that our technology addresses a need for better data in the agriculture industry worldwide.   With our new global distribution platform we believe that we are well-positioned for our advanced products to be a viable solution for farmers worldwide.

•

Increased Margins for Farmers

We believe our UAVs will directly enhance margins of our customers by reducing the amount of nutrients and chemicals needed to manage their farms. The software equipped on our UAVs deliver a high-quality aerial map upon completion of the flight, allowing the user to accurately identify the specific areas that are malnourished. This software is compatible with precision applicator tractors, which assist users in applying a precise amount of nutrients in only the necessary areas.

•

Empower Customers Through Our Self-Serve Platform

Our UAVs are specially designed to provide users with a portable and easy to operate device, which can be controlled with a hand-held unit or tablet. Through our partnership with Botlink, users will be able to plan and track an efficient flight path for their UAV. The UAVs are equipped with a camera and NIR filter whose images provide a holistic aerial view of the fields along with meaningful data that is uploaded and delivered to the user within a very short time frame.  As a result, this platform allows users to quickly detect any issues in their fields, which enables them to address such issues in a timely manner before any damage, or further damage affects their fields.

•

All Manufacturing of our Products is Completed in the United States

As of today, we manufacture all of our products at our manufacturing facility in Neodesha, Kansas, which allows us to avoid many of the potential difficulties that may arise if our manufacturing facilities were otherwise located outside the U.S.  In addition, all of our research and development activities are performed in the U.S.

Our Status as an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, among other things, we have not included a compensation discussion and analysis, or CD&A, of our executive compensation programs in this prospectus. In addition, for so long as we are an “emerging growth company,” we will not be required to:

•

engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes–Oxley Act of 2002, or the Sarbanes–Oxley Act;

•

comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•

submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” or

•

disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparison of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an “emerging growth company” can use the extended transition period for complying with new or revised accounting standards.  We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will remain an “emerging growth company” until the earliest to occur of:

•

our reporting $1 billion or more in annual gross revenues;

•

our issuance, in a three year period, of more than $1 billion in non-convertible debt;

•

the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter; and

•

June 30, 2020.

Our Corporate Information

We were incorporated in the State of Nevada on April 22, 2015.  Our principal executive offices are located at 117 S. 4th Street, Neodesha, Kansas 66757 and our telephone number is (316) 202-2076. Our website address is http://www.ageagle.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

The Offering

Common stock to be outstanding immediately prior to this offering	shares

Common stock offered by us	shares ( shares if the underwriters exercise their over-allotment in full).

Public offering price	$ per share of common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

Over-allotment option

We have granted to the underwriters the option, exercisable for 30 days from the date of this prospectus, to purchase up to         additional           shares of common stock at the public offering price, less any underwriting discount, to cover over-allotments, if any.

Common stock outstanding immediately following this offering(1)	shares of common stock ( shares of common stock if the underwriters exercise their over-allotment option in full).

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $           million, or approximately $          million if the underwriters exercise in full their option to purchase additional shares of common stock to cover over-allotments, in each case, after deducting underwriting discounts and commissions and our estimated expenses related to the offering.

We intend to use the net proceeds from this offering for working capital and other general corporate purposes.  See the “Use of Proceeds” section of this prospectus for additional information.

Risk factors

Investing in our common stock involves a high degree of risk. You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed listing	We intend to list our common stock on the in connection with this offering. No assurance can be given that such listing will be approved.

Proposed symbol	“UAVS”

———————

(1)

The number of shares of our common stock to be outstanding immediately following this offering is based on 8,400,000 shares of our common stock outstanding as of          , 2016.  The number of shares of our common stock to be outstanding immediately following this offering excludes:

•

               shares of our common stock issuable upon the exercise of stock options outstanding as of          , 2016, at a weighted-average exercise price of $            per share;

•

               shares of common stock issuable upon conversion of an 8% Convertible Debenture due November 6, 2017; and

•

               shares of our common stock available for future issuance under our equity incentive plan.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•

no exercise of the outstanding options or convertible note described above;  and

•

no exercise by the underwriters of their option to purchase up to            additional shares of our common stock to cover over-allotments.

SUMMARY FINANCIAL DATA

The following tables set forth our summary financial data for the periods indicated. The following summary financial data for the years ended December 31, 2015 and 2014 are derived from our audited financial statements appearing elsewhere in this prospectus.

This summary financial data should be read together with the historical financial statements and related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.  Our historical results are not necessarily indicative of our future performance.

Year Ended December 31,	2015	2014
Revenues	$773,945	$884,696
Net income (loss)	$(1,099,504)	$193,107
Earnings (loss) per share:
Basic and Diluted	$(0.16)	$0.02
Shares used in computing earnings (loss) per share:
Basic and Dilute	7,000,000	7,000,000
Total cash and cash equivalents	$124,665	$56,722
Total assets	$342,380	$264,429
Convertible notes payable	$500,000	$-
Total liabilities	$620,835	$108,761
Total Stockholder’s equity (deficit)	$(278,455)	$155,668

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a limited operating history and there can be no assurance that we can achieve or maintain profitability.

We have been in operation for approximately six years.  However, we have only been in the UAV business for half of that time.  We are currently in the business development stage and have limited commercial sales of our products and, accordingly, we cannot guarantee that we will become profitable. Moreover, even if we achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may be unable to sustain or increase profitability and our failure to do so would adversely affect our business, including our ability to raise additional funds.

We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, curtail or eliminate one or more of our research and development programs or commercialization efforts.

Our operations have consumed substantial amounts of cash since inception. During the years ended December 31, 2014 and 2015, we incurred research and development expenses of approximately $7,011 and $14,448, respectively. We expect to continue to spend substantial amounts on product development. We believe that our cash on hand and the net proceeds from this offering will sustain our operations until mid-2018, but we will require additional funds to support our continued research and development activities, as well as the costs of commercializing, marketing and selling any new products resulting from those research and development activities where Raven decides to waive its right of first refusal. We have based this estimate, however, on assumptions that may prove to be wrong, and we could spend our available financial resources much faster than we currently expect.

Until such time, if ever, as we can generate a sufficient amount of product revenue and achieve profitability, we expect to seek to finance future cash needs through equity or debt financings or corporate collaboration and strategic arrangements. Other than this offering, we currently have no other commitments or agreements relating to any of these types of transactions and we cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital, we might have to delay, curtail or eliminate commercializing, marketing and selling one or more of our products.

Product development is a long, expensive and uncertain process.

The development of both UAV software and hardware is a costly, complex and time-consuming process, and investments in product development often involve a long wait until a return, if any, can be achieved on such investment. We might face difficulties or delays in the development process that will result in our inability to timely offer products that satisfy the market, which might allow competing products to emerge during the development and certification process. We anticipate making significant investments in research and development relating to our products and services, but such investments are inherently speculative and require substantial capital expenditures. Any unforeseen technical obstacles and challenges that we encounter in the research and development process could result in delays in or the abandonment of product commercialization, may substantially increase development costs, and may negatively affect our results of operations.

Successful technical development of our products does not guarantee successful commercialization.

Although we have successfully completed the technical development of our two active UAV systems, as well as the new RX-60 system, we may still fail to achieve commercial success for a number of reasons, including, among others, the following:

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failure to obtain the required regulatory approvals for their use;

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prohibitive production costs;

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competing products;

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lack of product innovation;

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unsuccessful distribution and marketing through our sales channels;

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insufficient cooperation from our supply and distribution partners; and

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product development that does not align with or meet customer needs.

Our success in the market for the products and services we develop will depend largely on our ability to properly demonstrate their capabilities.  Upon demonstration, the AgEagle platform of systems may not have the capabilities they were designed to have or that we believed they would have. Furthermore, even if we do successfully demonstrate our products’ capabilities, potential customers may be more comfortable doing business with a competitor, or may not feel there is a significant need for the products we develop.  As a result, significant revenue from our current and new product investments may not be achieved for a number of years, if at all.

If we fail to protect our intellectual property rights, we could lose our ability to compete in the marketplace.

Our intellectual property and proprietary rights are important to our ability to remain competitive and successful in the development of our products and our business. Patent protection can be limited and not all intellectual property can be patented. We expect to rely on a combination of patent, trademark, copyright, and trade secret laws as well as confidentiality agreements and procedures, non-competition agreements and other contractual provisions to protect our intellectual property, other proprietary rights and our brand. As we currently do not have any granted patent, trademark or copyright protections, we  must rely on trade secrets and nondisclosure agreements, which provide limited protections. Our intellectual property rights may be challenged, invalidated or circumvented by third parties. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by employees or competitors.

Furthermore, our competitors may independently develop technologies and products that are substantially equivalent or superior to our technologies and products, which could result in decreased revenues. Litigation may be necessary to enforce our intellectual property rights, which could result in substantial costs to us and substantial diversion of management attention. If we do not adequately protect our intellectual property, our competitors could use it to enhance their products. Our inability to adequately protect our intellectual property rights could adversely affect our business and financial condition, and the value of our brand and other intangible assets.

Other companies may claim that we infringe their intellectual property, which could materially increase our costs and harm our ability to generate future revenue and profit.

We do not believe that our technologies infringe on the proprietary rights of any third party, but claims of infringement are becoming increasingly common and third parties may assert infringement claims against us. It may be difficult or impossible to identify, prior to receipt of notice from a third party, the trade secrets, patent position or other intellectual property rights of a third party, either in the United States or in foreign jurisdictions. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. If we are required to obtain licenses to use any third party technology, we would have to pay royalties, which may significantly reduce any profit on our products. In addition, any such litigation could be expensive and disruptive to our ability to generate revenue or enter into new market opportunities. If any of our products were found to infringe other parties’ proprietary rights and we are unable to come to terms regarding a license with such parties, we may be forced to modify our products to make them non-infringing or to cease production of such products altogether.

The nature of our business involves significant risks and uncertainties that may not be covered by insurance or indemnification.

We have developed and sold products and services in circumstances where insurance or indemnification may not be available; for example, in connection with the collection and analysis of various types of information. In addition, our products and services raise questions with respect to issues of civil liberties, intellectual property, trespass, conversion and similar concepts, which may create legal issues. Indemnification to cover potential claims or liabilities resulting from the failure of any technologies that we develop or deploy may be available in certain circumstances but not in others. Currently, the unmanned aerial systems industry lacks a formative insurance market. We may not be able to maintain insurance to protect against all operational risks and uncertainties that our customers confront. Substantial claims resulting from an accident, product failure, or liability arising from our products and services in excess of any indemnity or insurance coverage (or for which indemnity or insurance coverage is not available or is not obtained) could harm our financial condition, cash flows and operating results. Any accident, even if fully covered or insured, could negatively affect our reputation among our customers and the public, and make it more difficult for us to compete effectively.

We may incur substantial product liability claims relating to our products.

As a manufacturer of UAV products, and with aircraft and aviation sector companies under increased scrutiny, claims could be brought against us if use or misuse of one of our UAV products causes, or merely appears to have caused, personal injury or death. In addition, defects in our products may lead to other potential life, health and property risks. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources. We are unable to predict if we will be able to obtain or maintain product liability insurance for any products that may be approved for marketing.

We rely heavily on the industry relationships and expertise of our President and CEO, Bret Chilcott, and if he were to leave the company, our business may suffer.

Mr. Bret Chilcott is essential to our ability to continue to grow our business. Mr. Chilcott has established relationships within the industry in which we operate. We do not maintain, or intend to maintain, key man life insurance for Mr. Chilcott.  If he was to leave the company, our growth strategy might be hindered, which could limit our ability to increase revenue.

If we are unable to recruit and retain key management, technical and sales personnel, our business would be negatively affected.

For our business to be successful, we need to attract and retain highly qualified technical, management and sales personnel. The failure to recruit additional key personnel when needed, with specific qualifications, on acceptable terms and with an ability to maintain positive relationships with our partners, might impede our ability to continue to develop, commercialize and sell our products and services. To the extent the demand for skilled personnel exceeds supply, we could experience higher labor, recruiting and training costs in order to attract and retain such employees. The loss of any members of our management team may also delay or impair achievement of our business objectives and result in business disruptions due to the time needed for their replacements to be recruited and become familiar with our business. We face competition for qualified personnel from other companies with significantly more resources available to them and thus may not be able to attract the level of personnel needed for our business to succeed.

If our proposed marketing efforts are unsuccessful, we may not earn enough revenue to become profitable.

Our future growth depends on our gaining market acceptance and regular production orders for our products and services. While we believe we will have an advantage in the marketplace during the term of our strategic partnership with Raven, we will need to heavily invest in marketing resources for the successful implementation of our marketing plan. Our marketing plan includes attendance at trade shows, making private demonstrations, advertising, promotional materials and advertising campaigns in print and/or broadcast media.  In the event we are not successful in obtaining a significant volume of orders for our products and services, we will face significant obstacles in expanding our business. We cannot give any assurance that our marketing efforts will be successful.  If they are not, revenue may not be sufficient to cover our fixed costs and we may not become profitable.

Our operating margins may be negatively impacted by reduction in sales or products sold.

Expectations regarding future sales and expenses are largely fixed in the short term. We maintain raw materials and finished goods at a volume we feel is necessary for anticipated distribution and sales. Therefore, we may not be able to reduce costs in a timely manner to compensate for any unexpected shortfalls between forecasted and actual sales.

We face a significant risk of failure because we cannot accurately forecast our future revenues and operating results.

The rapidly changing nature of the markets in which we compete makes it difficult to accurately forecast our revenues and operating results.  Furthermore, we expect our revenues and operating results to fluctuate in the future due to a number of factors, including the following:

•

the timing of sales of our products;

•

unexpected delays in introducing new products;

•

increased expenses, whether related to sales and marketing, or administration; and

•

costs related to possible acquisitions of businesses.

Rapid technological changes may adversely affect the market acceptance of our products and could adversely affect our business, financial condition and results of operations.

The market in which we compete is subject to technological changes, introduction of new products, change in customer demands and evolving industry standards. Our future success will depend upon our ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new technologies and by developing and introducing enhancements to our current products and new products. We may not be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements. In addition, we may experience difficulties internally or in conjunction with key vendors and partners that could delay or prevent the successful development, introduction and sale of such enhancements and such enhancements may not adequately meet the requirements of the market and may not achieve any significant degree of market acceptance. If release dates of our new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition may be adversely affected.

Our products are subject to regulations of the Federal Aviation Administration (the “FAA”).

As of the date of this prospectus, the FAA has not passed any regulations to allow unmanned aerial systems operations in the U.S. for commercial usage and profit without a certification under Section 333 of the FAA Modernization and Reform Act of 2012. This could affect sales and revenue given that our customers would likely not have permission under a Section 333 exemption to operate any UAVs for their business practice. If the consumers are unable to obtain a Section 333 exemption from the FAA or withstand the application process, or if we are unable to obtain a blanket “Type Certificate” from the FAA for our products generally, this may negatively affect commercial usage of our UAVs, which will adversely disrupt our operations and overall sales.

Our future results may be affected by various legal and regulatory proceedings and legal compliance risks, including those involving product liability, antitrust, intellectual property, environmental, regulations of the FAA, the U.S. Foreign Corrupt Practices Act and other anti-bribery, anti-corruption, or other matters.

The outcome of these legal proceedings may differ from our expectations because the outcomes of litigation, including regulatory matters, are often difficult to reliably predict. Various factors or developments can lead us to change current estimates of liabilities and related insurance receivables where applicable, or make such estimates for matters previously not susceptible of reasonable estimates, such as a significant judicial ruling or judgment, a significant settlement, significant regulatory developments or changes in applicable law. A future adverse ruling, settlement or unfavorable development could result in future charges that could have a material adverse effect on our results of operations or cash flows in any particular period.

If we do not receive the governmental approvals necessary for the sales or export of our products, or if our products are not compliant in other countries, our sales may be negatively impacted. Similarly, if our suppliers and partners do not receive government approvals necessary to export their products or designs to us, our revenues may be negatively impacted and we may fail to implement our growth strategy.

A license may be required in the future to initiate marketing activities. We may also be required to obtain a specific export license for any hardware exported. We may not be able to receive all the required permits and licenses for which we may apply in the future. If we do not receive the required permits for which we apply, our revenues may be negatively impacted. In addition, if government approvals required under these laws and regulations are not obtained, or if authorizations previously granted are not renewed, our ability to export our products could be negatively impacted, which may have a negative impact on our revenues and a potential material negative impact on our financial results.

Our exclusive global distribution agreement with Raven leaves open the possibility that we may be left without an effective distribution platform in the event the Raven agreement is terminated or is not renewed upon completion of the initial term of the agreement.

In the event our agreement with Raven is terminated, whether by triggering an early termination or reaching the completion of the initial term, we may be left without an effective platform through which we can immediately distribute our products. If there is an early termination, this could substantially impact the global rollout and market acceptance of our products. This may result in our business, operating results and financial condition being adversely affected.

Currently, Raven has the exclusive worldwide right to distribute our products in the agriculture market. While it is anticipated that Raven will attain certain sales thresholds to maintain its exclusive status, if Raven only achieves minimum sales thresholds we may not be permitted to engage other distributors in the agricultural market and may not achieve the significant increase in our sales we anticipate over the course of the distribution agreement.

Our agreement with Raven covers our fixed wing product, with a right of first opportunity for us to provide multirotor and other format UAVs. If we cannot provide such extended product offerings, Raven may use other suppliers for such requirements, which would compete with our market share.

In addition, in order to appoint  Raven as our exclusive distributor in the agricultural market, we terminated the current distribution arrangements with our existing dealers in the agriculture industry.  As a result, we may be required to repurchase any or all unsold drones in the impacted dealers’ inventory or in transit to the dealer on the effective date of termination, pursuant to our existing dealer agreements.  We do not know the full extent of possible returns of UAVs by such dealers as a result of terminating such arrangements, but management believes the total number of returns could be between one and six UAVs, which would be equal to approximately $23,000 and $71,000, respectively.

We may pursue additional strategic transactions in the future, which could be difficult to implement, disrupt our business or change our business profile significantly.

We intend to consider additional potential strategic transactions, which could involve acquisitions of businesses or assets, joint ventures or investments in businesses, products or technologies that expand, complement or otherwise relate to our current or future business. We may also consider, from time to time, opportunities to engage in joint ventures or other business collaborations with third parties to address particular market segments. Should our relationships fail to materialize into significant agreements or should we fail to work efficiently with these companies, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

These activities, if successful, create risks such as, among others: (i) the need to integrate and manage the businesses and products acquired with our own business and products; (ii) additional demands on our resources, systems, procedures and controls; (iii) disruption of our ongoing business; and (iv) diversion of management’s attention from other business concerns. Moreover, these transactions could involve: (a) substantial investment of funds or financings by issuance of debt or equity securities; (b) substantial investment with respect to technology transfers and operational integration; and (c) the acquisition or disposition of product lines or businesses. Also, such activities could result in one-time charges and expenses and have the potential to either dilute the interests of our existing stockholders or result in the issuance of, or assumption of debt.  Such acquisitions, investments, joint ventures or other business collaborations may involve significant commitments of financial and other resources. Any such activities may not be successful in generating revenue, income or other returns, and any resources we committed to such activities will not be available to us for other purposes. Moreover, if we are unable to access the capital markets on acceptable terms or at all, we may not be able to consummate acquisitions, or may have to do so on the basis of a less than optimal capital structure. Our inability to take advantage of growth opportunities or address risks associated with acquisitions or investments in businesses may negatively affect our operating results.

Additionally, any impairment of goodwill or other intangible assets acquired in an acquisition or in an investment, or charges to earnings associated with any acquisition or investment activity, may materially reduce our earnings. Future acquisitions or joint ventures may not result in their anticipated benefits and we may not be able to properly integrate acquired products, technologies or businesses with our existing products and operations or successfully combine personnel and cultures. Failure to do so could deprive us of the intended benefits of those acquisitions.

Breaches of network or information technology security could have an adverse effect on our business.

Cyber-attacks or other breaches of network or IT security may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access. The potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors in the defense electronics market. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. To date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material adverse effect on our business, operating results and financial condition.

The preparation of our financial statements involves use of estimates, judgments and assumptions, and our financial statements may be materially affected if our estimates prove to be inaccurate.

Financial statements prepared in accordance with generally accepted accounting principles in the United States require the use of estimates, judgments, and assumptions that affect the reported amounts. Different estimates, judgments, and assumptions reasonably could be used that would have a material effect on the financial statements, and changes in these estimates, judgments, and assumptions are likely to occur from period to period in the future. These estimates, judgments, and assumptions are inherently uncertain, and, if they prove to be wrong, then we face the risk that charges to income will be required.

Our results could be adversely affected by natural disasters, public health crises, political crises, or other catastrophic events.

Natural disasters, such as hurricanes, tornadoes, floods, earthquakes, and other adverse weather and climate conditions; unforeseen public health crises, such as pandemics and epidemics; political crises, such as terrorist attacks, war, labor unrest, and other political instability; or other catastrophic events, such as disasters occurring at our manufacturing facilities, could disrupt our operations or the operations of one or more of our vendors. In particular, these types of events could impact our product supply chain from or to the impacted region and could impact our ability to operate. In addition, these types of events could negatively impact consumer spending in the impacted regions. Disasters occurring at our manufacturing facilities could impact our reputation and our customers’ perception of our brands. To the extent any of these events occur, our operations and financial results could be adversely affected.

Worldwide and domestic economic trends and financial market conditions may adversely affect our operating performance.

We intend to distribute in a number of countries and derive revenues from both inside and outside the United States. We expect our business will be subject to global competition and may be adversely affected by factors in the United States and other countries that are beyond our control, such as disruptions in financial markets, economic downturns in the form of either contained or widespread recessionary conditions, elevated unemployment levels, sluggish or uneven recovery, in specific countries or regions, or in the various industries in which we operate; social, political or labor conditions in specific countries or regions; natural and other disasters affecting our operations or our customers and suppliers; or adverse changes in the availability and cost of capital, interest rates, tax rates, or regulations in the jurisdictions in which we operate.  Unfavorable global or regional economic conditions could adversely impact our business, liquidity, financial condition and results of operations.

For certain of the components included in our products there are a limited number of suppliers we can rely upon and if we are unable to obtain these components when needed we could experience delays in the manufacturing of our products and our financial results could be adversely affected.

We acquire most of the components for the manufacture of our products from suppliers and subcontractors. We have not entered into any agreements or arrangements with any potential suppliers or subcontractors. Suppliers of some of the components may require us to place orders with significant lead-times to assure supply in accordance with our manufacturing requirements. Our present lack of working capital may cause us to delay the placement of such orders and may result in delays in supply. Delays in supply may significantly hurt our ability to fulfill our contractual obligations and may significantly hurt our business and result of operations. In addition, we may not be able to continue to obtain such components from these suppliers on satisfactory commercial terms. Disruptions of our manufacturing operations would ensue if we were required to obtain components from alternative sources, which would have an adverse effect on our business, results of operations and financial condition.

We indemnify our officers and directors against liability to us and our security holders, and such indemnification could increase our operating costs.

Our bylaws allow us to indemnify our officers and directors against claims associated with carrying out the duties of their offices. Our bylaws also allow us to reimburse them for the costs of certain legal defenses. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our officers, directors or control persons, the SEC has advised that such indemnification is against public policy and is therefore unenforceable.

Risks Associated with our Capital Stock and this Offering

One of our stockholders beneficially owns a majority of our outstanding capital stock and will have the ability to control our affairs.

Our Chief Executive Officer and President, Bret Chilcott, currently owns approximately 93% of our issued and outstanding capital stock, and upon the completion of this initial public offering will own approximately           %. By virtue of his holdings, he may influence the election of the members of our board of directors, our management and our affairs, and may make it difficult for us to consummate corporate transactions such as mergers, consolidations or the sale of all or substantially all of our assets that may be favorable from our standpoint or that of our other stockholders.

We do not know whether an active, liquid and orderly trading market will develop for our common stock in the U.S.

Prior to this offering, there has been no public market for our common stock. Although we intend to apply for listing on          , an active trading market for our shares may never develop or be sustained. The lack of an active or liquid market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable.

The market price of our common stock may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Our stock price may experience substantial volatility as a result of a number of factors, including, among others:

•

sales or potential sales of substantial amounts of our common stock;

•

announcements about us or about our competitors or new product introductions;

•

developments concerning our product manufacturers;

•

the loss or unanticipated underperformance of our global distribution channel;

•

litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

•

conditions in the UAV industry;

•

governmental regulation and legislation;

•

variations in our anticipated or actual operating results;

•

changes in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations;

•

foreign currency values and fluctuations; and

•

overall political and economic conditions.

Many of these factors are beyond our control. The stock markets have historically experienced substantial price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could reduce the market price of our common stock, regardless of our actual operating performance.

Future sales of shares of our common stock by existing stockholders could depress the market price of our common stock.

Upon the closing of this offering, we will have an aggregate of            outstanding shares of common stock. The shares sold in this offering will be immediately tradable without restriction.            shares, or approximately           % of our outstanding shares of common stock are currently restricted as a result of lock-up agreements entered into in connection with this offering. These shares will be available for sale into the public market on or after           , 2016, subject to certain exceptions and also to potential extensions under certain circumstances, and will be subject to volume and other sale restrictions. The representative of the underwriters may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

Also, in the future, we may issue additional securities in connection with investments and acquisitions. The amount of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding stock. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

Holders of approximately          shares, or            %, of our common stock have registration rights, which subject to that satisfaction of certain conditions,  require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders in the future. Once we register the shares for the holders of registration rights, they can be freely sold in the public market upon issuance, subject to the restrictions contained in any other lock-up agreements. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock. See “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future.

We have never paid and do not intend to pay cash dividends.  As a result, capital appreciation, if any, will be your sole source of gain.

We have never paid cash dividends on any of our capital stock and we currently intend to retain future earnings, if any, to fund the development and growth of our business.  In addition, the terms of existing and future debt agreements may preclude us from paying dividends.  As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Provisions in our articles of incorporation, our by-laws and Nevada law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our articles of incorporation, our by-laws and Nevada law may have the effect of deterring unsolicited takeovers or delaying or preventing a change in control of our company or changes in our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. These provisions include:

•

the inability of stockholders to call special meetings; and

•

the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could include the right to approve an acquisition or other change in our control or could be used to institute a rights plan, also known as a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

The existence of the forgoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

We have broad discretion in the use of the net proceeds of this offering and may not use them effectively.

We intend to use the net proceeds from this offering for working capital and other general corporate purposes. However, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by management to utilize these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

You will experience immediate and substantial dilution in the net tangible book value per share of the common stock you purchase.

Because the public offering price per share of our common stock is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on an assumed public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of approximately $           per share in the net tangible book value of the common stock. See the section entitled “Dilution” in this prospectus for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

The Financial Industry Regulatory Authority, Inc. (“FINRA”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives, and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for certain customers. FINRA requirements will likely make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may have the effect of reducing the level of trading activity in the shares, resulting in fewer broker-dealers may be willing to make a market in our shares, potentially reducing a stockholder’s ability to resell shares of our common stock.

We are eligible to be treated as an “emerging growth company,” as defined in the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data in this prospectus. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any March 31 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, after which, in each case, we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our share price and trading volume could decline.

The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus contains forward-looking statements within the meaning of the federal securities laws. These statements include, among others, the following:

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our goals and strategies;

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our future business development, results of operations and financial condition;

•

our ability to protect our intellectual property rights;

•

projected revenues, profits, earnings and other estimated financial information;

•

our ability to maintain strong relationships with our customers and suppliers;

•

our planned use of proceeds; and

•

governmental policies regarding our industry.

These statements may be found under “Prospectus Summary,” “Risk Factors,” Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”  Forward-looking statements typically are identified by the use of terms such as “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to the factors referenced above.

These risks and uncertainties are not exhaustive. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this prospectus. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of                        shares of our common stock in this offering will be approximately $             million, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions, corporate finance fee and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $             million, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions, corporate finance fee and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for working capital and other general corporate purposes.   Pending our use of the net proceeds from this offering, we intend to invest any remaining net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and United States government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our available funds and future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends to our stockholders in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.  In addition, for so long as any portion of our current Debentures are outstanding, the payment of any cash dividend will require the prior written consent of the Debenture holders.  The Debenture holders are also entitled to participate in any such dividend to the same extent that they would have participated therein if they had held the number of shares of our common stock that are issuable upon full conversion of the Debentures.  Other than such restrictions, the payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements, and other factors that our board of directors may deem relevant.  We intend to convert all outstanding Debentures prior to the consummation of this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2015:

•

on an actual basis; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of                    shares of our common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information in this table is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus and with our financial statements and the notes thereto included elsewhere in this prospectus.

	December 31, 2015
		(unaudited)
	Actual	Pro Forma
Cash and cash equivalents	$79,875
Total Current Liabilities	$620,835
Stockholders’ Equity:
Preferred stock, $.001 par value, 5,000,000 shares authorized; no shares issued and outstanding	$-
Common stock, $.001 par value, 95,000,000 shares authorized; 7,000,000 shares issued and outstanding; shares issued and outstanding, as adjusted	$700
Additional paid-in capital	707,523
Total stockholders’ equity	$(986,678)

Total Capitalization	$(278,455)

A $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of the pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $             million, assuming that the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above does not include:

•

               shares of our common stock issuable upon the exercise of stock options outstanding as of           2016, at a weighted-average exercise price of $           per share;

•

               shares of common stock issuable upon conversion of an 8% Convertible Debenture due November 6, 2017; and

•

               shares of our common stock available for future issuance under our equity incentive plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Net tangible book value per share of our common stock is determined at any date by subtracting our total liabilities from the amount of our total tangible assets (total assets less intangible assets) and dividing the difference by the number of shares of our common stock deemed outstanding at that date.

The historical net tangible book value of our common stock as of                    was $             million, or $            per share of our common stock, based on                     shares of our common stock outstanding as of                        .

Investors participating in this offering will incur immediate and substantial dilution. After giving further effect to our issuance and sale of                        shares of our common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions, and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of                        would have been $             million, or $            per share. This represents an immediate increase in pro forma adjusted net tangible book value of $            per share to existing stockholders and immediate dilution of $            per share to new investors purchasing common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$

Historical net tangible book value per share as of

Pro forma net tangible book value (deficit) per share before this offering

Pro forma increase in net tangible book value (deficit) per share attributable to new investors purchasing common stock in this offering

Pro forma as adjusted net tangible book value (deficit) per share after this offering

Dilution per share to new investors purchasing common stock in this offering	$

A $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $             million or by $            per share and the dilution to new investors in this offering by $          per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions, and estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value (deficit) as of               , by approximately $             million or by $            per share and the dilution per share to new investors purchasing common stock in this offering by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions, and estimated offering expenses payable by us. Conversely, a decrease of 1.0 million shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value (deficit) as of                        , by approximately $             million or by $            per share and the dilution per share to new investors purchasing common stock in this offering by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions, and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value (deficit) per share after giving effect to this offering would be $            per share, which amount represents an immediate increase in pro forma net tangible book value (deficit) of $            per share of our common stock to existing stockholders and an immediate dilution in net tangible book value (deficit) of $            per share of our common stock to new investors purchasing shares of common stock in this offering.

The following table summarizes, as of                        , on a pro forma basis after giving effect to, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions, and estimated offering expenses payable by us.

	Shares Held		Total Investment
	Number	Percentage of the Company	Percentage of Voting Rights	Amount	Percentage of Investment	Average Cost Per Share

Existing Shareholders		%	%		%
New Investors		%	%		%
Total		%	%		%

The number of shares of our common stock outstanding immediately following this offering is based on 8,400,000 shares of our common stock outstanding as of            , 2016. This number excludes:

•

           shares of our common stock issuable upon the exercise of stock options outstanding as of           , 2016, at a weighted-average exercise price of $           per share;

•

           shares of common stock issuable upon conversion of an 8% Convertible Debenture due November 6, 2017; and

•

               shares of our common stock available for future issuance under our equity incentive plan.

To the extent that outstanding stock options are subsequently exercised, there will be further dilution to new investors. If all outstanding options as of          , 2016had been exercised, assuming the treasury stock method, the pro forma net tangible book value per share as of           , 2016 (calculated on the basis of the assumptions set forth above) would have been approximately $             million, or $            per share of our common stock, and the pro forma as adjusted net tangible book value would have been $            per share, representing dilution in our pro forma adjusted net tangible book value per share to new investors of $            .

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital by issuing equity securities or convertible debt, your ownership will be further diluted.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table presents our selected historical financial data for the periods presented and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statement and notes thereto included elsewhere in this prospectus.  The statements of operations data for the fiscal years ended December 31, 2015 and 2014 are derived from our audited financial statements included elsewhere in this prospectus.

	For the years ended December 31,
	2015	2014

Statements of Operations Data:
Operating expenses	$1,246,639	$165,810
Income (loss) from operations	$(1,074,059)	$193,153
Total other income (expense)	$(25,445)	$(46)
Net income (loss)	$(1,099,504)	$193,107
Net income (loss) per share, basic and diluted	$(0.16)	$0.02

	As of December 31,
	2015	2014

Balance Sheet Data:
Cash and cash equivalents	$124,665	$56,722
Total assets	$342,380	$264,429
Total current liabilities	$620,835	$108,761
Total liabilities	$620,835	$108,761
Total stockholders’ equity (deficit)	$(278,455)	$155,668

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition since the Company’s inception should be read in conjunction with our financial statements and the notes to those financial statements that are included elsewhere in this Prospectus. All statements, other than statements of historical facts, included in this report are forward-looking statements. When used in this report, the words “may,” “will,” “should,” “would,” “anticipate,” “estimate,” “possible,” “expect,” “plan,” “project,” “continuing,” “ongoing,” “could,” “believe,” “predict,” “potential,” “intend,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, availability of additional equity or debt financing, changes in sales or industry trends, competition, retention of senior management and other key personnel, availability of materials or components, ability to make continued product innovations, casualty or work stoppages at our facilities, adverse results of lawsuits against us and currency exchange rates. Forward-looking statements are based on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Readers of this report are cautioned not to place undue reliance on these forward-looking statements, as there can be no assurance that these forward-looking statements will prove to be accurate and speak only as of the date hereof. Management undertakes no obligation to publicly release any revisions to these forward-looking statements that may reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. This cautionary statement is applicable to all forward-looking statements contained in this report.

Overview of Business

We design, develop, produce, distribute and support technologically-advanced small unmanned aerial vehicles (UAVs or drones), that we supply to the precision agriculture industry.  Historically, we have derived the majority of our revenue from the sale of our AgEagle Classic and RAPID Systems.  However, as a result of the development of our new product, the RX-60, we will no longer manufacture and distribute our previous two systems.  We believe that the UAV industry is currently in the early stages of development and has significant growth potential. Additionally, we believe that some of the innovative potential products in our research and development pipeline will emerge and gain traction as new growth platforms in the future, creating market opportunities. The success we have achieved with our current products stems from our ability to invent and deliver advanced solutions, utilizing our proprietary technologies that help our farmers, agronomists and other precision agricultural professionals operate more effectively and efficiently. Our core technological capabilities include a lightweight, laminated Styrofoam shell that allows our UAVs to encounter challenging flying conditions such as wind, a camera with a proprietary index filter, a rugged foot launcher, and high end software through our strategic partners that automates drone flights and provides geo-tagged data.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our unaudited condensed financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant estimates include, but are not limited to: collectability of receivables, recoverability of long-lived assets, realizability of inventories, warranty accruals, valuation of share-based transactions, valuation of derivative liabilities and valuation of deferred tax assets. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

See Note 2 in the accompanying financial statements for a listing of our critical accounting policies.

Revenue Recognition

Revenue is recognized when earned. The Company’s revenue recognition policies are in compliance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition and the Securities and Exchange Commission Staff Accounting Bulletin No. 101 and 104.

We recognize revenues for the sale of our products in the period when persuasive evidence of an arrangement with a customer or dealer exists, product delivery and acceptance have occurred and title has transferred to the customer or the dealer, the sales price is fixed or determinable and collectability of the resulting receivable is reasonably assured.

We generally ship FOB Shipping Point terms. Shipping documents are used to verify delivery and customer acceptance. We assess whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund. We assess collectability based on the creditworthiness of the customer as determined by evaluations and the customer’s payment history.  Additionally, dealers are required to place a deposit on each drone ordered.  We have executed various dealer agreements whereby the dealers agreed to purchase AgEagle drones and other related products. Under the terms of the dealer agreements, the dealers take ownership of the products, with no right of return, and we deem the items sold upon release of shipment to the dealer.

Accounts Receivable

We evaluate the creditworthiness of our customers based on their financial information, if available, as well as information obtained from suppliers and past experiences with customers.  In some instances, we require new customers to make prepayments.  Accounts receivable consist of trade receivables arising in the normal course of business. Any allowance established is subject to judgment and estimates made by management.  The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

Jumpstart Our Business Startups Act of 2012

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.  We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

RESULTS OF OPERATIONS

Fiscal year ended December 31, 2015 compared to fiscal year ended December 31, 2014:

During 2015, we recorded revenues of $773,945 compared to revenues of $884,696 for the same period in 2014, a 13% decrease.  The decrease for 2015 was due to a general decrease in the farm industry coupled with the uncertainty of newly anticipated regulations from the FAA.  During 2015, we sold 105 UAVs compared to 144 UAVs in 2014.

In 2015, cost of services totaled $601,365, a $75,632 or 14% increase as compared to $525,733 in 2014. This is a reflection of the increased cost associated with customer service and repairs due to issues with the copilot connectivity, autopilot vibration and training.  We posted a gross profit of $172,580 during 2015 compared to $358,963 for 2014.

We recorded total operating expenses of $1,246,639 during 2015, a 265% increase as compared to operating expenses of $165,810 in the same period of 2014.  General and administrative expenses totaled $242,865 in 2015 compared to $114,023 in 2014, an increase of 113%, due to increases in wages, office supplies, new software, and insurance expense. Consulting fees – related party totaled $763,972 for 2015 for the award of common stock and granting of stock options.  Professional fees totaling $118,767 in 2015 were expenses incurred for legal and audit fees. Selling expenses in 2015 were $106,587 compared to $44,776 in 2014.  The increase was driven by advertising, the cost of farm shows and travel expense in connection with attending the shows.

Other expense for 2015 was $25,445, which was due to interest expense for the convertible notes payable.

Our net loss was $1,099,504 in 2015.  This represents a $1,292,611 decrease from our net income of $193,107 in 2014.

Cash Flows

2015 compared to 2014

Cash on hand was $79,875 at December 31, 2015, an increase of $26,630 compared to the $53,245 on hand at December 31, 2014.  Cash used in operations for 2015 was $322,265 compared to $100,645 of cash provided by operations for 2014.  The decrease was driven by the investment that was made into the business during 2015 by attending trade shows, hiring personnel and planning for the further growth of operations.

Cash used in investing activities during 2015 was $52,514 for the purchase of a company vehicle and production equipment.  Cash used in investing activities during 2014 was $12,354 for the purchase of equipment for the production and sale of the UAVs.

Cash provided by financing activities during 2015 was $401,409 as we issued convertible notes payable totaling $500,000, offset by distributions and repayment of a short-term note payable, which was obtained during 2015. Cash used in financing activities during 2014 was $35,295 and was driven by distributions.

Liquidity and Capital Resources

On May 6, 2015, we closed a Stock Purchase Agreement pursuant to which Alpha Capital Anstalt and Lane Ventures, Inc. purchased the Debentures, which have total principal amounts of $450,000 and $50,000, respectively, are convertible into shares of our common stock at a price of $1.00 per share, and have a maturity date of November 6, 2016. The Debentures bear interest at the rate of 8% per annum, payable quarterly on January 1, April 1, July 1 and October 1 in cash.

As of December 31, 2015, we had a working capital deficit and a loss from operations for the year then ended.  While there can be no guarantees, we believe cash on hand, in connection with cash from operations and this offering, will be sufficient to fund operations for the next twelve months.  In addition, we have recently signed an exclusive worldwide distribution agreement with Raven.  To maintain their exclusivity as a distributor, Raven is expected to attain certain sales thresholds over the course of the long-term distribution agreement.

Off-Balance Sheet Arrangements

We have an operating lease for our facility, but otherwise do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, or capital resources.

DESCRIPTION OF BUSINESS

Organizational History

AgEagle Aerial Systems, Inc.  (“AgEagle,” the “Company,” “we” or us”), headquartered in Neodesha, Kansas, is a leading manufacturer of unmanned aerial vehicles focused on providing actionable data to the precision agriculture industry.  The Company was founded in 2010 by Bret Chilcott, our President and Chief Executive Officer, as Solutions by Chilcott, LLC, a Kansas limited liability company.  In April 2015, Solutions by Chilcott was converted into a corporation and then merged into AgEagle, a newly-formed Nevada corporation.

Our history is rooted in advanced composite parts manufacturing, first for commercial trucks and then as a vendor to the government manufacturing micro wind turbine blades.  Around 2011, we also began applying our expertise in composite parts manufacturing on a research project at Kansas State University that was attempting to use model airplanes to monitor and analyze crops.  After several months, Mr. Chilcott and the university agreed to continue the commercialization phase of this project under the auspices of the Company, and in 2012, we completed the first prototype of our UAV.  Over the next year, Mr. Chilcott traveled throughout the mid-western United States meeting with farmers and agronomists, compiling test data, operating history, market information, and then in early 2014 we sold our first commercial UAV.

Our Products and Services

We design, develop, produce, distribute and support technologically-advanced small unmanned aerial vehicles (UAVs or drones) that we supply to the precision agriculture industry.  Historically, we have derived the majority of our revenue from the sale of our AgEagle Classic and RAPID Systems.  However, as a result of the development of our new product, the RX-60, we will no longer manufacture and distribute our previous two systems.   In February 2016, we signed a worldwide, exclusive distribution agreement with Raven Industries, Inc. (“Raven”) under which Raven will private label and purchase the RX-60 exclusively for the agriculture markets for resale through their network of dealers worldwide. The RX-60 system sells to the public starting at approximately $17,500.  Customers also need to buy a subscription for a software package that is provided by our strategic partner, Aerobotic Innovations, LLC, d/b/a Botlink (“Botlink”), for flight control, image processing and data delivery.  The  subscription fees range from $1,500 per year to $3,000 per year, depending on which options or preferences are chosen by the customer.   The first shipment of our RX-60 system to Raven occurred in March 2016.

The success we have achieved with our products, which we believe will carry over into the new RX-60, stems from our ability to invent and deliver advanced solutions utilizing our proprietary technologies and trade secrets that help farmers, agronomists and other precision agricultural professionals operate more effectively and efficiently.  Our core technological capabilities, developed over five years of innovation, include a lightweight laminated shell that allows the UAV platform to perform under challenging flying conditions, a camera with a Near Infrared (NIR) filter, a rugged foot launcher, and high end software provided by Botlink that automates drone flights and provides geo-tagged data.

Our UAV, often referred to as a “flying wing,” is an advanced fixed wing model UAV whose design is based upon the years of experience our management has with aircraft and composite parts construction.  We design all of our UAVs to be man-portable, thereby allowing one person to launch and operate them through a hand-held control unit or tablet.  All of our UAVs are electrically powered, weigh approximately six pounds fully loaded, are capable of flying over approximately 400 acres (roughly 60 minutes of airtime) per flight from their launch location, and are configured to carry a camera with our NIR filter that uses near infrared images to capture crop data.  We believe that these characteristics make our UAVs well suited for providing a complete aerial view of a farmer’s field to help precisely identify crop health and field conditions faster than any other method available.

Our UAVs were specifically designed to help farmers increase profits by pinpointing areas where nutrients or chemicals need to be applied, as opposed to traditional widespread land application processes, thus decreasing input costs and increasing yields.  The RX-60 system, based on our AgEagle RAPID system, was designed for busy agriculture professionals who do not have the time to process images on their computers, which some of our competitors require, and our first generation product, the AgEagle Classic used to do.  Through a relationship with our strategic partner, Botlink, our UAV can be programmed using a tablet device to overlay a flight path over a farmer’s specific crop area.  The software can automatically take pictures from the camera, stitch the photos together through the cloud, and deliver a geo-tagged, high quality aerial map to the user’s desktop or tablet device using specialty precision agriculture software such as SST or SMS.  The result is a prescription or zone map that can then be used on a Raven field computer, that can typically be found in a sprayer or applicator that has been designed to drive through fields to precisely apply the amount of nutrients or chemicals required to continue or restore the production of healthy yields for farmers.

4300
4300
6400 Rd
6400 Rd
0 200ft
N
Map 1 Layers
Fertilizing Prescription
Target Rate (Mass)
Transparency - 100 %
Target Rate (Mass)
(lb/ac)
60.00 (23.34 ac)
50.00 (31.13 ac)
40.00 (15.63 ac)
30.00 (0.65 ac)
Statistics(Selected / All)
Minimum --- / 30.00 lb/ac
Maximum --- / 60.00 lb/ac
Average --- / 50.91 lb/ac
Total --- / 3,601.3 lb
Area --- / 70.74 ac
Length --- / 94,301 ft
Count --- / 34

Figure 1: AgEagle Prescription Map Powered by Botlink

Partnership with Raven

In February 2016, we signed a worldwide, exclusive distribution agreement with Raven.  Under this long-term distribution agreement, Raven will private label and purchase our fixed wing UAVs, exclusively for the agriculture markets over an  initial term, for resale through their network of dealers worldwide.  Raven has the right to renew the agreement after the expiration of the initial term.   To maintain their exclusivity as a distributor, Raven is expected to attain certain sales thresholds over the course of the distribution agreement.  Raven also has the first right of refusal to be the exclusive or non-exclusive distributor of any future AgEagle systems in the agricultural industry, including any multicopter, rotor wing or unmanned aerial spraying systems.  If either party is unable to obtain FAA approvals or exemptions and/or meet the guidelines and regulations set by the FAA by October 2016, certain material terms of the agreement may be affected.  The agreement contains other standard termination provisions, covenants and warranties, as more fully set forth therein.

Raven is a publicly traded corporation (NASDAQ: RAVN) based in Sioux Falls, South Dakota that is a leading provider of precision agriculture products designed to reduce operating costs, decrease inputs, and improve yields of farmers through their Applied Technology division.

Consumer Products and Services

UAV Market Overview

Unmanned aerial vehicles, or UAVs, have been in use for decades, whether it be a drone for military surveillance by the U.S. Government, a commercial UAV used to scan and survey property, or by hobbyists who fly their personal devices simply to get a different view of the world. All three fall under the same burgeoning industry, one that is increasing in number and effectiveness as aircrafts, sensors and automation technologies mature. As the potential benefits of UAV technology extend beyond its traditional military use, commercial customers have started to shift resources into the drone opportunity so as to reach levels of efficiency not previously experienced. Despite the obstacles the industry will continue to face and be required to maneuver through, the prospect of commercial use for UAVs, previously banned by the FAA, has recently become more promising. In October 2015, the FAA announced that final rules and regulations, under which commercial use for UAVs would be permitted, will go into effect by June 2016. While this timeline may change, market leaders expect to see the proposal become law during 2016.  In the meantime, the FAA offers exemptions to the current ban, with hundreds of exemptions having been awarded over the last year.  AgEagle has an exemption to fly its UAVs in the United States. Such exemption, however, does not extend to its customers.  The current landscape and targeted industries in the UAV marketplace can be seen below:

Figure 2: Industries in the UAV Marketplace

The military uses of drones are recognized and have been around for many years. The participants in this market are well entrenched at this point, with companies such as Boeing, Lockheed Martin and AeroVironment providing surveillance and attack drones to the U.S. military and Department of Defense. The growth of unmanned systems for military and civil use is projected to continue through the next decade. It is estimated that UAV spending will almost double over the next decade, from $6.6 billion to $11.4 billion on an annual basis, and the segment is expected to generate $89 billion in the next 10 years, according to The Teal Group.

As compared to the relatively mature military drone sector, the hobbyist and consumer market has been growing steadily over the past five years. Market leaders include companies such as Dajiang Innovation Technology (“DJI”), Parrot EPA and 3D Robotics, with many more players jumping into the fray. The consumer marketplace is expected to continue its rapid growth, with some estimates expecting sales to be twice as high in 2015 as there were in 2014, assuming a total value of approximately $130 million. Should consumers fall in line, not only will the industry experience its projected growth, but it will provide for a significant number of purchasing options as competition increases.

The segment of the UAV industry that has received the most attention recently is the commercial market, which was brought into the spotlight in early 2015 when the FAA released its new proposed guidelines for commercial UAV use. According to CB Insights, 2014 investments in the drone industry topped $108 million across 29 deals, with year-over-year funding increasing 104% as venture firms moved into the drone space with sizable investments. In 2015, this investment figure almost tripled to over $300 million over 30 additional deals. While regulatory uncertainty has kept many on the sidelines, the new clarity from the FAA should help investors. The main commercial segments, as seen in the above chart, include Precision Agriculture, Inspection/Surveillance, Mapping/Surveying, Film/Photo/Video and Public Safety/First Responders. AgEagle falls under the precision agriculture space, which as an industry is relatively new, and is ripe with opportunity for those innovative solutions that solve today’s current problems.

Precision Agriculture Industry Overview

Precision agriculture is a farming management concept based on observing, measuring, and responding to inter- and intra-field variability in crops. Over the years, as farmers have been increasingly under pressure to increase profit margins and comply with new governmental regulations, entrepreneurs have been searching for solutions that present the prospect of new operational efficiencies. This has led to a number of changes in the agricultural industry, with precision agriculture being recognized by some as one of the largest technological opportunities in agriculture since the introduction of hydraulics in the 1940’s. As agriculture and technology companies realize the potential benefits from this new space, many are introducing innovative products and services to the agriculture arena, focused on helping farmers capitalize upon this new found technology.

Precision agriculture technologies provide the information and systems that allow a farmer to optimize and customize the timing, amount, and placement of inputs (seed, fertilizer, pesticides, irrigation, etc.) for any given section of a field. This allows the farmer to produce the maximum yield from the entire field at the lowest possible cost. The concept has been enabled by technologies that include:

•

Crop yield monitors mounted on GPS-equipped combines;

•

variable rate technology, like seeders, sprayers, etc.;

•

an array of real-time vehicle mountable sensors that measure everything from chlorophyll levels to plant water status; and

•

multi- and hyper-spectral aerial and satellite imagery, from which products like Normalized Difference Vegetation Index (“NDVI”) maps can be made.

Currently, the total value of the U.S. crop is estimated at $140 billion per year. Even a modest improvement in yield would have a substantial aggregate economic impact. There are a few trends that drive where we believe the precision agriculture marketplace is heading: the increased use of auto steering and variable rate controls for inputs, advanced sensors and Big Data, and customers who are realizing their return on investment.

The first trend is possibly the most important. Guidance and auto steering have provided farmers with significant benefits by reducing costly application overlaps by field equipment. This, combined with variable rate application equipment, will allow farmers to break their fields into specific sections based on criteria such as soil type and historical yield. With this information available on a section by section basis, farmers are then able to minimize their costs and increase profitability across the farm as a whole.

However, it is the data behind this equipment that is going to drive this industry forward. Advanced sensors and filters allow the farmer to not only view weather and soil data, but through use of a device such as a drone, would allow that information to be coupled with real time plant health data for in-depth analysis. This analysis supports real time predictive decision-making to drive costs lower and improve crop yields.

Finally, as farmers have begun to adopt this new technology, the returns on their investments are beginning to materialize. By having this increased functionality and the expanded offerings of precision agriculture devices, integrated software, analytics, and cloud services, it is hoped that the adoption rates of these new solutions continue to grow.

Figure 3: AgEagle Crop Health Map

As the demographic for farmers shifts to a younger, more technologically-minded group, many are forecasting an increase in the rate of growth of precision agriculture. A current estimate of the precision agriculture market by Markets and Markets projects a roughly $4.55 billion marketplace by 2020, with an estimated compound annual growth rate of 12.2% from 2014 to 2020. The growth rate outside the U.S., including developing countries where the need to improve productivity is even greater, is expected to be even higher. More and more companies, ranging from large public companies (e.g., Monsanto (biotech, seeds, chemicals) and John Deere (equipment)) to small privately owned or venture backed companies, are expected to begin focusing on this opportunity with the goal of providing specialty farm management software, cloud services, sensors, data analytics, and even drone imaging services.

Precision Agriculture UAV Market

While precision agriculture is beginning to transform traditional farming methods, the commercial UAV market is strategically placed to play a substantial role in this transformation.  UAVs have many commercial applications, as described above, and many industry experts now expect the biggest impact to be on the agriculture industry. Drone technology if executed properly can make farming more efficient, lower operating costs and reduce farming’s environmental impact. Current estimates have drones used in agriculture adding more than $75 billion to the economy by 2025. These estimates are in spite of the ban currently in place by the FAA, which is expected to be lifted in June 2016 according to the FAA.

The use of drones for agriculture will add real time high definition imagery collected on demand, to help farmers see what is happening in the field without having to walk through the field. UAVs costs a fraction of what an airplane or a satellite costs, and at the same time, they can provide a superior set of images with a potential resolution equivalent to standing next to the plant. These small, unmanned rotary and fixed wing aircrafts can fly at low altitudes and be programmed to fly a certain pattern using a variety of software. They can take high definition images with visual and multi spectral cameras, providing specific plant health information in real time. This new imagery would need to be integrated with all the other data a farmer collects to increase productivity. Successful entrants in the UAV space will be the ones who can integrate the existing data and the science of agronomy into the images through partnering or acquisitions. The images below are a snapshot of some of the players currently in the market.

Market Size

We believe that the precision agriculture sector of the UAV market presents robust opportunities for our products.  The United Nations Food and Agriculture Organization (“FAO”) projects that the world will require 70% more food production by 2050 in order to keep up with population growth. To accomplish this, the agriculture sector will need to become more efficient, producing an average of 250 bushels per acre (“bpa”) from approximately 200 bpa that are currently produced. Farmers and agronomists are seeking ways to increase yields while lowering input costs and overall environmental impact of chemicals and water consumption.  In collaboration with the precision agriculture products already available today, our UAVs can accomplish this goal with the actionable data we provide them.

Based on estimates from ABI Research and the Association for Unmanned Vehicle Systems International (“AUVSI”), the leading industry organization for UAVs, it is estimated that the U.S. precision agriculture UAV market will reach approximately $6.1 billion by 2020 and make up more than 80% of the domestic commercial UAV market.  On a global basis, it has been speculated that those sales forecasts could nearly double.  According to AUVSI, and included in the $6.1 billion market estimate, approximately 530,000 UAV units are expected to be sold by 2020, with the cost of managing the data acquired by those UAVs built in as well.  AUVSI also projects that agriculture will be the largest commercial drone market by almost 10x over the second largest, the public safety sector, and will add more than $75 billion to the U.S. economy by 2025.

Our Growth Strategy

We intend to grow our business by establishing our leadership position in the growing precision agriculture marketplace for UAVs through our exclusive partnership with Raven and by creating new, easier to use and higher value products that enable us to remain a leading platform available to our customers.  We may also elect to pursue additional opportunities in different industries outside of agriculture and its related areas.  Key components of this strategy include the following:

Build a strong worldwide distribution network with Raven to offer a best-in-class precision ag platform.

We believe we can establish our flying wing product and systems as leading technologies in the precision agriculture marketplace.  Under Raven’s distribution platform, we will have access to dealers and customers in key agricultural regions worldwide, which will help us add dealers across the globe to make it possible for every farmer in those markets to  have access to the AgEagle platform.

Continue to explore partnerships with companies that can expand our offerings.

We intend to expand our product offerings by building relationships and partnerships with companies that have vertical, synergistic technologies.  Our first venture into this concept will be to work with Raven to integrate our UAV system with its current precision agriculture products in order to connect the data and improve the effectiveness and efficiency of this data for farmers.  In addition, other technology alliances may include the acquisition or development of other electronics, software, sensors or more advanced aerial platforms.  We are constantly meeting and in discussions with groups that could fill these roles and help with additional development ideas.

Deliver new and innovative solutions in the precision ag space.

Our research and development efforts are the foundation of our Company, and we plan to continue to invest in R&D.  We plan to continue innovating new and enhanced products that enable us to satisfy our customers through better, more capable products and services, both in response to and in anticipation of their needs.  We believe that by investing in research and development, we can be a leader in delivering innovative products that address market needs within our current target markets, enabling us to create new opportunities for growth.

Pursue the expansion of the AgEagle platform of products into other industries besides agriculture.

We may investigate and pursue opportunities outside of agriculture as we continue to expand and grow the AgEagle platform.  We are confident in the UAV product we have today, and believe that this product could provide other industries the same kind of optimization we are currently providing the agriculture industry.  These industries have yet to be identified by the AgEagle team, but may include verticals such as land surveying and scanning, insurance, inspections, and search and rescue.

Competitive Strengths

We believe the following attributes and capabilities provide us with long-term competitive advantages:

Partnership with Raven. Our partnership with Raven will provide broader access to our products for customers around the world through Raven and its network of dealers. Raven is a leading provider of precision agricultural products in the world, with a loyal customer base and global outreach. We will work together with Raven to provide actionable data to assist customers in making informed input and variable rate decisions. We also intend to capitalize on Raven’s expertise and knowledge within the precision agriculture industry to continue improving and advancing our products offerings.

Proprietary Technology and Trade Secrets. We believe our unique design and assembly process differentiates our product from any competition. Our UAVs are unrivaled in durability due to our proprietary laminated shell that allows the UAV to perform in harsh weather conditions (with wind speeds up to 25 miles per hour) and bring itself to an unassisted landing, all at a total weight of about six pounds.

Product Has Global Appeal.   We believe that our technology addresses a need for better data in the agriculture industry worldwide. With our new global distribution platform we believe that we are well-positioned for our advanced products to be a viable solution for farmers worldwide.

Increased Margins for Farmers. We believe our UAVs will directly enhance margins of our customers by reducing the amount of nutrients and chemicals needed to manage their farms. The software equipped on our UAVs will deliver a high-quality aerial map upon completion of the flight, allowing the user to accurately identify the specific areas that are malnourished. This software is compatible with precision applicator tractors, which assist users in applying a precise amount of nutrients in only the necessary areas.

Empower Customers Through Our Self-Serve Platform. Our UAVs are specially designed to provide users with a portable and easy to operate device, which can be controlled with a hand-held unit or tablet. Through our partnership with Botlink, users will be able to plan and track an efficient flight path for their UAV. The UAVs are equipped with a camera and near infrared filter whose images provide a holistic aerial view of the fields along with meaningful data that is uploaded and delivered to the user within a very short time frame.  As a result, this platform allows users to quickly detect any issues in their fields, which enables them to address such issues in a timely manner before any damage, or further damage affects their fields.

All Manufacturing of our Products is Completed in the United States.  As of today, we manufacture all of our products at our manufacturing facility in Neodesha, Kansas, which allows us to avoid many of the potential difficulties that may arise if our manufacturing facilities were otherwise located outside the U.S.  In addition, all of our research and development activities are performed in the U.S.

Manufacturing

As of today, we manufacture all of our products at our manufacturing facility in Neodesha, Kansas.

Suppliers

Currently, we have strong relationships established with companies that provide many of the parts and services necessary to construct our advanced fixed wing product, such as Botlink, GoPro and 3DR.  We have relationships with these suppliers and hope to continue to build and find new relationships from which we can source cheaper and better supplies to stay ahead of the needs of the market.

Our flight planning and photo stitching software is provided by Botlink, a private company in North Dakota.  We have worked closely with Botlink to optimize their software to work with our platforms.  We consider our relationship with Botlink to be good; however, a loss of this relationship could have a materially adverse effect on our product offerings and results of operations.

Research and Development

Research and development activities are integral to our business and we follow a disciplined approach to investing our resources to create new technologies and solutions.  A fundamental part of this approach is a well-defined screening process that helps us identify commercial opportunities that support current desired technological capabilities in the precision agriculture space.  Our research includes the expansion of our wing products so as to build a portfolio of UAVs, as well as other solutions to problems with which agriculture professionals struggle.  We have spent $14,448 and $7,011 on research and development for the fiscal years ended December 31, 2015 and 2014, respectively.

Intellectual Property

We currently have a registered trademark on the AgEagle name and logo.  We have also filed provisional patents on certain aspects of our current and future technology.  Finally, we consider our UAV manufacturing process to be a trade secret, and have non-disclosure agreements with current employees so as to protect those and other trade secrets held by the Company.

Employees

As of March 1, 2016, AgEagle had a total of 7 employees.  We have not experienced a work stoppage since we commenced operations.  None of such employees are represented by employee union(s).  AgEagle believes its relations with all of its employees are good.

Property

AgEagle has one leased facility located at 117 South 4th Street, Neodesha, Kansas 66757.  This serves as the corporate headquarters and manufacturing facility.  The facility is a lease of 4,000 square feet at a cost of $200 per month.  Monthly rent increases by $100 every year until the expiration of the lease in 2018.

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business.  We are not currently involved in legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations.  We may become involved in material legal proceedings in the future.

Transfer Agent

The transfer agent for our common stock is Interwest Transfer Company Inc., 1981 East Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117, Tel: (801) 272-9294.

Listing

We intend to apply to have our common stock listed on            under the symbol “UAVS.”

Holders

As of           , 2016, there were 8,400,000 shares of common stock outstanding, which were held by three record stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table sets forth information concerning our directors, executive officers and other key employees as of as of the date of this prospectus.

Name	Age	Positions Held
Bret Chilcott	54	Chief Executive Officer, President, Secretary, Director

———————

(1)

Member of the Audit Committee

(2)

Member of the Compensation Committee

(3)

Member of the Nominating and Corporate Governance Committee

Bret Chilcott.  Mr. Chilcott has served as a member of our board of directors and as President since the inception of the Company in April 2014 and as Chief Executive Officer since February 2016.  The path to AgEagle started when Mr. Chilcott established his advanced composite manufacturing company, Solutions by Chilcott, LLC, whose manufacturing processes led to way to the initial AgEagle fixed wing design.  Previously, Mr. Chilcott spent over 17 years with Cobalt Boats in Neodeshna, Kansas, where he held a variety of positions from Director of Product Development and Engineering to Director of Sales and Marketing. In those positions, he was responsible for developing strategic product plans for the company as well as the management of regional sales managers.  Prior to Cobalt Boats, Mr. Chilcott also spent a number of years working at the Cessna Aircraft Company and Snap On Tools. It was at Snap On Tools, acting as a national accounts manager, that Mr. Chilcott first established his blueprint for a dealer network, a model which he carried over successfully to AgEagle. Mr. Chilcott graduated from Kansas Community College in 1982 with a degree in Sales and Marketing. We believe that Mr. Chilcott’s background and experience in composite parts manufacturing provides him with a broad familiarity of the range of issues confronting our company in the market, which makes him a qualified member of our board.

CORPORATE GOVERNANCE

Director Independence

The board of directors has reviewed the independence of our directors based on the listing standards of           . Based on this review, the board of directors determined that each of Messrs.          ,            and            are independent within the meaning of the                   rules. In making this determination, our board of directors considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence. As required under applicable             rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

Committees of the Board

Our board of directors has established a standing audit committee, compensation committee, and nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

The audit committee is responsible for assisting our board of directors in its oversight of the integrity of our financial statements, the qualifications and independence of our independent auditors, and our internal financial and accounting controls. The audit committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the audit committee. The audit committee also prepares the audit committee report that the SEC requires to be included in our annual proxy statement.

The members of the audit committee are .          ,            and            .            serves as chair of the audit committee. Each member of the audit committee qualifies as an independent director under the corporate governance standards of the              Listing Rules and the independence requirements of Rule 10A-3 of the Exchange Act. Our board of directors has determined that                qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the                  Listing Rules. The audit committee will adopt a written charter that satisfies the applicable standards of the SEC and the                 Listing Rules, which we will post on our website upon the closing of this offering.

Compensation Committee

The compensation committee approves the compensation objectives for the company, approves the compensation of the chief executive officer and approves or recommends to our board of directors for approval the compensation of other executives. The compensation committee reviews all compensation components, including base salary, bonus, benefits and other perquisites.

The members of the compensation committee are .          ,            and            .             serves as chair of the compensation committee. Each member of the compensation committee is a non-employee director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act, each is an outside director as defined by Section 162(m) of the United States Internal Revenue Code of 1986, as amended, or the Code, and each is an independent director as defined by the              Listing Rules, including            Listing Rule           . The compensation committee will adopted a written charter that satisfies the applicable standards of the SEC and the              Listing Rules, which we will post on our website upon the closing of this offering.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the structure and composition of our board and the board committees. In addition, the nominating and corporate governance committee will be responsible for developing and recommending to our board corporate governance guidelines applicable to the company and advising our board on corporate governance matters.

We expect that the members of the nominating and corporate governance committee will be                and                will serve as chair of the nominating and corporate governance committee. Each member of the nominating and corporate governance committee will be an independent director as defined by the            Listing Rules. The nominating and corporate governance committee will adopt a written charter that satisfies the applicable standards of the         Listing Rules effective upon the closing of this offering and which we will post on our website upon the closing of this offering.

Board Leadership Structure

Currently, our principal executive officer and chairman of the board is Bret Chilcott.

Risk Oversight

Our board of directors will oversee a company-wide approach to risk management. Our board of directors will determine the appropriate risk level for us generally, assess the specific risks faced by us and review the steps taken by management to manage those risks. While our board of directors will have ultimate oversight responsibility for the risk management process, its committees will oversee risk in certain specified areas.

Specifically, our compensation committee will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our audit committee will oversee management of enterprise risks and financial risks, as well as potential conflicts of interests. Our board of directors will be responsible for overseeing the management of risks associated with the independence of our board of directors.

Code of Business Conduct and Ethics

We will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, we will post the code of business conduct and ethics on our website. We intend to disclose future amendments to the code or any waivers of its requirements on our website to the extent permitted by the applicable rules and Exchange Act requirements.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been an officer or employee of the company. None of our executive officers serves, or has served since inception, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following summary compensation table indicates the total compensation received by, or earned by Mr. Bret Chilcott, our Chief Executive Officer (the “named executive officer”) during the years ended December 31, 2014 and 2015.  Mr. Chilcott was our only executive officer during the years ended December 31, 2014 and 2015.

Name and Principal Position	Year	Salary	Bonus	Equity Awards	All Other Compensation	Total
Bret Chilcott	2015	-0-	-0-	-0-	-0-	-0-
	2014	-0-	-0-	-0-	-0-	-0-

Employment Agreements

We have no other formal employment agreements with our executive officers, nor any compensatory plans or arrangements resulting from the resignation, retirement or any other termination of our named executive officers, from a change-in-control, or from a change in any executive officer’s responsibilities following a change-in-control.

Outstanding Equity Awards At Fiscal Year-End

Mr. Chilcott did not have any equity-based compensation outstanding at the fiscal year ended December 31, 2015.

Non-Employee Director Compensation

We have not paid any director fees to date.  The board will determine the compensation for our non-employee directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of            , 2016, and as adjusted to reflect the sale of common stock being offered in this offering by:

•

each person, or group of affiliated persons, known to us to own beneficially more than 5% of our common stock;

•

each of our current directors;

•

each of our named executive officers; and

•

all of our current directors and executive officers as a group.

The information in the following table has been presented in accordance with the rules of the SEC.  Under such rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option, warrant or other right.  If two or more persons share voting power or investment power with respect to specific securities, each such person is deemed to be the beneficial owner of such securities.  Except as we otherwise indicate below and under applicable community property laws, we believe that the beneficial owners of the common stock listed below, based on information they have furnished to us, have sole voting and investment power with respect to the shares shown.  Except as otherwise indicated, each stockholder named in the table is assumed to have sole voting and investment power with respect to the number of shares listed opposite the stockholder’s name.

As of           , 2016, there were 8,400,000 shares of common stock outstanding.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (2)	Percentage Ownership Before Offering	Percentage Ownership After Offering

Bret Chilcott, President, Chief Executive Officer, Secretary and Director (1)	7,000,000	83.33%

All directors and executive officers as a group (one person)	7,000,000	83.33%

5% Stockholders

GreenBlock Capital, LLC 420 Royal Palm Way Palm Beach, Florida 33480	1,194,445	13.81%

———————

(1)

Mr. Chilcott’s address is c/o AgEagle, 117 South 4th Street, Neodesha, Kansas 66757.

(2)

The persons named in this table have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within sixty (60) days from           , 2016, and the total outstanding shares used to calculate each beneficial owner’s percentage includes such shares, although such shares are not taken into account in the calculations of the total number of shares or percentage of outstanding shares. Beneficial ownership as reported does not include shares subject to option or conversion that are not exercisable within 60 days of           , 2016.

(3)

Includes options to purchase 250,000 shares of common stock at an exercise price of $1.30. Mr. Chris Spencer, a Partner of GreenBlock Capital, LLC, has sole investment and voting power with respect to the shares.  The address for GreenBlock Capital, LLC is 420 Royal Palm Way, Palm Beach, Florida 33480.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have not been involved in, nor are there any proposed transactions, which would involve related persons, promoters or certain control persons.

Policies and Procedures for Related Person Transactions

While the Company has not adopted a written related party transaction policy for the review, approval and ratification of transactions involving “related parties,” related parties are deemed to be directors and nominees for director, executive officers and immediate family members of the foregoing, as well as security holders known to beneficially own more than five percent of our common stock. The policy covers any transaction, arrangement or relationship, or series of transactions, arrangements or relationships, in which the Company was, is or will be a participant and the amount exceeds $120,000, and in which a related party has any direct or indirect interest.  The policy is administered by the Audit Committee.

In determining whether to approve or ratify a related party transaction, the Audit Committee will consider whether or not the transaction is in, or not inconsistent with, the best interests of the appropriate company.  In making this determination, the Audit Committee is required to consider all of the relevant facts and circumstances in light of the following factors and any other factors to the extent deemed pertinent by the committee:

•

The position within or relationship of the related party with the Company;

•

The materiality of the transaction to the related party and the Company, including the dollar value of the transaction, without regard to profit or loss;

•

The business purpose for and reasonableness of the transaction, taken in the context of the alternatives available for attaining the purposes of the transaction;

•

Whether the transaction is comparable to a transaction that could be available on an arms-length basis or is on terms and conditions offered generally to parties that are not related parties;

•

Whether the transaction is in the ordinary course of business and was proposed and considered in the ordinary course of business; and

•

The effect of the transaction on the business and operations, including on internal control over financial reporting and system of disclosure controls or procedures, and any additional conditions or controls (including reporting and review requirements) that should be applied to such transactions.

The policy contains standing pre-approvals for certain types of transactions which, even though they may fall within the definition of a related party transaction, are deemed to be pre-approved by the Company given their nature, size and/or degree of significance to the company. These include compensation arrangements with directors and executive officers for which disclosure is required in the proxy statement and sales of products or services in the ordinary course of business.

In the event the Company inadvertently enters into a related party transaction that requires, but has not received, pre-approval under the policy, the transaction will be presented to the appropriate Board for review and ratification promptly upon discovery. In such event, the committee will consider whether such transaction should be rescinded or modified and whether any changes in our controls and procedures or other actions are needed.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 100,000,000 shares, par value $0.0001 per share.  Of the total shares, 95,000,000 are designated as common stock, and 5,000,000 are designated as preferred stock.  As of the date hereof, we have 8,400,000 shares of common stock and no shares of preferred stock outstanding.

Common Stock

Holders of shares of common stock have the right to cast one vote for each share of common stock in their name on the books of our company, whether represented in person or by proxy, on all matters submitted to a vote of holders of common stock, including election of directors. There is no right to cumulative voting in election of directors. Except where a greater requirement is provided by statute, by our articles of incorporation, or by our bylaws, the presence, in person or by proxy duly authorized, of the one or more holders of a majority of the outstanding shares of our common stock constitutes a quorum for the transaction of business. The vote by the holders of a majority of outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger, or amendment of our articles of incorporation.

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. We have not declared any dividends, and we do not plan to declare any dividends in the foreseeable future.

Holders of shares of our common stock are not entitled to preemptive or subscription or conversion rights, and no redemption or sinking fund provisions are applicable to our common stock. All outstanding shares of common stock are, and when issued, the shares of common stock sold in the offering will be fully paid and non-assessable.

Preferred Stock

Our Board of Directors also has the authority to designate the rights and preferences, including but not limited to the voting rights, redemption rights, conversion rights and right to payment of dividends, of our preferred stock.  The Board of Directors has not designated any such rights or preferences, or designated any series of our preferred stock, and we are not registering any shares of our preferred stock in the registration statement of which this Prospectus is a part.

Options and Warrants

We currently do not have any outstanding options to purchase shares of our common stock or other securities.

Anti-takeover Effects of Our Articles of Incorporation and By-laws

Our articles of incorporation and bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of our company or changing our Board and management.  The holders of our common stock do not have cumulative voting rights in the election of our directors, which makes it more difficult for minority stockholders to be represented on the Board.  Our articles of incorporation allow our Board to issue additional shares of our common stock and new series of preferred stock without further approval of our stockholders.  The existence of authorized but unissued shares of common stock and preferred could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger, or otherwise.

Anti-takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, generally prohibit a Nevada corporation with at least 200 stockholders of record, a “resident domestic corporation,” from engaging in various “combination” transactions with any “interested stockholder” unless certain conditions are met or the corporation has elected in its articles of incorporation to not be subject to these provisions.  We have not elected to opt out of these provisions and if we meet the definition of resident domestic corporation, now or in the future, our company will be subject to these provisions.

A “combination” is generally defined to include (a) a merger or consolidation of the resident domestic corporation or any subsidiary of the resident domestic corporation with the interested stockholder or affiliate or associate of the interested stockholder; (b) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, by the resident domestic corporation or any subsidiary of the resident domestic corporation to or with the interested stockholder or affiliate or associate of the interested stockholder having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the resident domestic corporation, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the resident domestic corporation, or (iii) 10% or more of the earning power or net income of the resident domestic corporation; (c) the issuance or transfer in one transaction or series of transactions of shares of the resident domestic corporation or any subsidiary of the resident domestic corporation having an aggregate market value equal to 5% or more of the resident domestic corporation to the interested stockholder or affiliate or associate of the interested stockholder; and (d) certain other transactions with an interested stockholder or affiliate or associate of the interested stockholder.

An “interested stockholder” is generally defined as a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock. An “affiliate” of the interested stockholder is any person that directly or indirectly through one or more intermediaries is controlled by or is under common control with the interested stockholder. An “associate” of an interested stockholder is any (a) corporation or organization of which the interested stockholder is an officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of voting shares of such corporation or organization; (b) trust or other estate in which the interested stockholder has a substantial beneficial interest or as to which the interested stockholder serves as trustee or in a similar fiduciary capacity; or (c) relative or spouse of the interested stockholder, or any relative of the spouse of the interested stockholder, who has the same home as the interested stockholder.

If applicable, the prohibition is for a period of two years after the date of the transaction in which the person became an interested stockholder, unless such transaction is approved by the board of directors prior to the date the interested stockholder obtained such status; or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders; and extends beyond the expiration of the two-year period, unless (a) the combination was approved by the board of directors prior to the person becoming an interested stockholder; (b) the transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder; (c) the transaction is approved by the affirmative vote of a majority of the voting power held by disinterested stockholders at a meeting called for that purpose no earlier than two years after the date the person first became an interested stockholder; or (d) if the consideration to be paid to all stockholders other than the interested stockholder is, generally, at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, plus compounded interest and less dividends paid, (ii) the market value per share of common shares on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, plus compounded interest and less dividends paid, or (iii) for holders of preferred stock, the highest liquidation value of the preferred stock, plus accrued dividends, if not included in the liquidation value. With respect to (i) and (ii) above, the interest is compounded at the rate for one-year United States Treasury obligations from time to time in effect.

Applicability of the Nevada business combination statute would discourage parties interested in taking control of our company if they cannot obtain the approval of our Board. These provisions could prohibit or delay a merger or other takeover or change in control attempt and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS, apply to “issuing corporations” that are Nevada corporations with at least 200 stockholders of record, including at least 100 stockholders of record who are Nevada residents, and that conduct business directly or indirectly in Nevada, unless the corporation has elected to not be subject to these provisions.

The control share statute prohibits an acquirer of shares of an issuing corporation, under certain circumstances, from voting its shares of a corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: (a) one-fifth or more but less than one-third, (b) one-third but less than a majority, and (c) a majority or more, of the outstanding voting power. Generally, once a person acquires shares in excess of any of the thresholds, those shares and any additional shares acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above.  We have not opted out of these provisions and will be subject to the control share provisions of the NRS if we meet the definition of an issuing corporation upon an acquiring person acquiring a controlling interest unless we later opt out of these provisions and the opt out is in effect on the 10th day following such occurrence.

The effect of the Nevada control share statute is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market for our common stock existed, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options and warrants, or the anticipation of such sales, could adversely affect prevailing market prices of our common stock from time to time and could impair our ability to raise equity capital in the future. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future. We intend to apply to have our common stock listed on the            under the symbol “UAVS.”

Upon the closing of this offering, we will have outstanding                shares of our common stock, after giving effect to the issuance of                shares of our common stock in this offering and the automatic conversion of all outstanding shares of our convertible preferred stock. The number of shares outstanding upon the closing of this offering assumes no exercise of outstanding options or warrants.

All of the shares sold in this offering will be freely tradable unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale, subject to compliance with Rule 144 or Rule 701 of the Securities Act, to the extent these shares have been released from any repurchase option that we may hold.

Subject to the lock-up agreements, described in the section entitled “Underwriting—Lock-Up Agreements,” we may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

In addition,  shares of common stock that are either subject to outstanding options or warrants or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 of the Securities Act.

Rule 144

In general, under Rule 144 of the Securities Act, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, any person who is not our affiliate at any time during the preceding three months, and who has beneficially owned their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and, after owning such shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares of our common stock without restriction.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months, and who has beneficially owned restricted securities for at least six months, including the affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately shares, or shares if the underwriters exercise their over-allotment option in full, immediately following this offering, based on the number of shares of our common stock outstanding upon the closing of this offering; or

•

the average weekly trading volume of our common stock on                 during the four calendar weeks preceding the filing of a Notice of Proposed Sale of Securities pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon expiration of the 180-day lock-up period described below, shares of our common stock will be eligible for sale under Rule 144. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act, is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

Lock-up Agreements

As described under the section entitled “Underwriting—Lock-Up Agreements” below, we, each of our directors and officers and all of the holders of our common stock on a fully diluted basis immediately prior to the consummation of this offering, have agreed, subject to specified exceptions, not to, directly or indirectly, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into, exercisable or exchangeable for or that represent the right to receive common stock (including without limitation, common stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) whether now owned or hereafter acquired. (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to, the registration of any common stock or any security convertible into or exercisable or exchangeable for common stock; or (iv) publicly disclose the intention to do any of the foregoing, without the prior written consent of Northland Securities, Inc., for a period of 180 days following the date of this prospectus for the offering.

UNDERWRITING

The underwriter named below has agreed to buy, subject to the terms of the underwriting agreement, the number of shares of common stock listed opposite its name below. The underwriter is committed to purchase and pay for all of the securities if any are purchased, other than those shares covered by the over-allotment option described below.  Northland Securities, Inc. is the managing underwriter for the offering.

Underwriter	Number of Shares
Northland Securities, Inc.

The underwriter has advised us that it proposes to offer the shares of common stock to the public at the price of $       per share. The underwriter proposes to offer the shares of common stock to certain dealers at the same price less a concession not in excess of $      per share.  After this offering, these amounts may be changed by the underwriter.

The underwriter expects to deliver the securities to purchasers against payment in immediately available funds on or about           , 2016, subject to customary closing conditions.  The underwriter may reject all or part of any order.

We have granted to the underwriter an option to purchase up to an additional         shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth in the table below. The underwriter may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriter exercises the option, the underwriter will become obligated, subject to certain conditions, to purchase the securities for which it exercises the option.

The underwriting discount is equal to the public offering price per share of common stock, less the amount paid by the underwriter to us per share. The following table shows the per share and total underwriting discount to be paid to the underwriter in this offering, assuming both no exercise and full exercise of the over-allotment option.

	Per Share	Total with no Over-Allotment	Total with Over-Allotment
Underwriting discount to be paid by us	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately $             . This estimate includes $120,000 of fees and expenses of the underwriter.

We also have agreed to indemnify the underwriter against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

In addition to the underwriting discount and expense reimbursement arrangements described above, we agreed to issue to the underwriter, for a price of $50, a warrant to purchase a number of shares of our common stock equal to 4.0% of the aggregate number of shares of common stock sold in the offering. The warrant will have an exercise price equal to 115% of the public offering price of the shares of common stock sold in this offering. The warrant is immediately exercisable and will remain exercisable for five years after the effective date of this offering. Pursuant to Rule 5110 of the Financial Industry Regulatory Authority, Inc., or FINRA, the underwriter’s warrant and shares acquirable upon exercise of the warrant may not be sold, transferred, assigned, pledged, or hypothecated, or the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days after the effective date of this offering; provided, however, that the warrant (and underlying shares) may be transferred to officers or directors of the underwriter and members of the underwriting syndicate and their affiliates as long as the warrant (and underlying shares) remains subject to the lock-up.

We also have agreed that, at any time prior to or within 24 months of the closing of this offering, if we undertake any public or private offering of securities, or any merger, acquisition or sale transaction, whether on our own behalf or on behalf of our shareholders we will offer Northland Capital Markets the right to serve as exclusive placement agent, in the case of a private offering, as lead-managing underwriter in the case of a public offering, or as exclusive financial advisor in the case of a merger, acquisition or sale transaction.  If Northland agrees to act in such capacity, we will enter into an appropriate form of separate agreement with Northland containing customary terms and conditions to be mutually agreed upon. This right to serve is neither an expressed nor an implied commitment by Northland to act in any capacity in any such transaction or to purchase any securities in connection therewith, which commitment will only be set forth in a separate agreement. Notwithstanding the foregoing, in no event shall the right to serve have a duration of more than two years from the date of effectiveness or commencement of sales of the offering.

Except as disclosed in this prospectus, the underwriter has not received, and will not receive, from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under its rule of fair price. The underwriting discount was determined through an arms’ length negotiation between us and the underwriter.

No Sales of Similar Securities

We, each of our directors and officers and holders of           % of our common stock on a fully diluted basis immediately prior to the consummation of this offering have agreed or are otherwise contractually restricted for a period of 180 days after the date of this prospectus, without the prior written consent of Northland Capital Markets, not to directly or indirectly:

•

issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock;

•

in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, other than registration statements on Form S-8 filed with the SEC after the closing date of this offering; or

•

enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our common stock or other capital stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.  The restrictions in these agreements may be waived by the underwriter in its sole discretion.

There are no existing agreements between the underwriter and any person who will execute a lock-up agreement in connection with this offering providing consent to the sale of shares prior to the expiration of the lock-up period. The lock up does not apply to the issuance of shares upon the exercise of rights to acquire shares of common stock pursuant to any existing stock option or the conversion of notes issued and outstanding.

Determination of Offering Price

The underwriter has advised us that it proposes to offer the shares directly to the public at the estimated initial public offering price range set forth on the cover page of this preliminary prospectus. That price range and the initial public offering price are subject to change as a result of market conditions and other factors. Prior to this offering, no public market exists for our common stock. The initial public offering price of the shares was determined by negotiation between us and the underwriter. The principal factors considered in determining the initial public offering price of the shares included:

•

the information in this prospectus and otherwise available to the underwriter, including our financial information;

•

the history and the prospects for the industry in which we compete;

•

the ability of our management;

•

the prospects for our future earnings;

•

the present state of our development and our current financial condition;

•

the general condition of the economy and the securities markets in the United States at the time of this offering;

•

the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and

•

other factors as were deemed relevant.

We cannot be sure that the initial public offering price will correspond to the price at which the shares of common stock will trade in the public market following this offering or that an active trading market for the shares of common stock will develop or continue after this offering.

Price Stabilization, Short Positions and Penalty Bids

The underwriter may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchasers for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•

Over-allotment involves sales by the underwriter of securities in excess of the number of securities the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriter is not greater than the number of securities that it may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option (which it anticipates will occur if our prices on the exchange are greater than the price per security in this offering) and/or purchasing securities in the open market (which it anticipates will occur if our prices on the exchange are less than the price per security in this offering).

•

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriter will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which it may purchase securities through the over-allotment option. If the underwriter sells more securities than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock, or preventing or retarding a decline in the market price of those securities. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on an exchange or in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

In connection with this offering, the underwriter and selling group members may also engage in passive market making transactions in our securities. Passive market making consists of displaying bids on a national securities exchange limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Electronic Offer, Sale and Distribution of Shares

The underwriter may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and place orders online or through their financial advisors. Such websites and the information contained on such websites, or connected to such sites, are not incorporated into and are not a part of this prospectus.

In connection with this offering, the underwriter or syndicate members may distribute prospectuses electronically.

Other Relationships

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter has in the past, and may in the future, engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriter has in the past, and may in the future, receive customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Listing

In connection with this offering, we intend to list our common stock on            under the symbol “UAVS.”

Additional Information

Northland Capital Markets is the trade name for certain capital markets and investment banking services of Northland Securities, Inc., member FINRA/SIPC.

Selling Restrictions

Canada. The offering of the common stock in Canada is being made on a private placement basis in reliance on exemptions from the prospectus requirements under the securities laws of each applicable Canadian province and territory where the common stock may be offered and sold, and therein may only be made with investors that are purchasing as principal and that qualify as both an “accredited investor” as such term is defined in National Instrument 45-106 - Prospectus Exemptions, and as a “permitted client” as such term is defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any offer and sale of the common stock in any province or territory of Canada may only be made through a dealer that is properly registered under the securities legislation of the applicable province or territory wherein the common stock is offered and/or sold or, alternatively, by a dealer that qualifies under and is relying upon an exemption from the registration requirements therein.

Any resale of the common stock by an investor resident in Canada must be made in accordance with applicable Canadian securities laws, which may require resales to be made in accordance with prospectus and registration requirements, statutory exemptions from the prospectus and registration requirements or under a discretionary exemption from the prospectus and registration requirements granted by the applicable Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the common stock outside of Canada.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, no offer to the public of any of our shares of common stock will be made, other than under the following exemptions:

•

to any legal entity that is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the issuer for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock will result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or any supplementary prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer so as to enable an investor to decide to purchase or subscribe for any shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom. This document is not an approved prospectus for the purposes of section 85 of the UK Financial Services and Markets Act 2000, as amended, or FSMA, and a copy of it has not been, and will not be, delivered to or approved by the UK Listing Authority or approved by any other authority which could be a competent authority for the purposes of the Prospectus Directive.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are “qualified investors” within the meaning of section 86(7) of FSMA that are also (i) investment professionals falling within Article 19(5) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) high net worth companies, unincorporated associations or partnerships and the trustees of high value trusts falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

Any person in the United Kingdom that is not a relevant person should not act or rely on these documents or any of their contents. Any investment, investment activity or controlled activity to which this document relates is available in the United Kingdom only to relevant persons and will be engaged in only with such persons. Accordingly, this document has not been approved by an authorized person, as would otherwise be required by Section 21 of FSMA.

Any purchaser of shares of common stock resident in the United Kingdom will be deemed to have represented to us and the underwriter, and acknowledge that each of us and the underwriter are relying on such representation, that it, or the ultimate purchaser for which it is acting as agent, is a relevant person.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed upon for us by our counsel, Loeb & Loeb, LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Faegre Baker Daniels LLP, Minneapolis, Minnesota.

EXPERTS

The December 31, 2014 and 2015 financial statements included in this prospectus and in the registration statement of which it is a part have been audited by Eide Bailly LLP and D. Brooks and Associates CPA’s, P.A., respectively, each an independent registered public accounting firm, to the extent and for the periods set forth in their respective reports thereon, and are included in reliance upon such report given upon the authority of such firms as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the shares of common stock being offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement and the exhibits. For further information about us and the common stock offered by this prospectus, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may read and copy any document that we file at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

We will be subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic and current reports, proxy statements and other information with the SEC. We expect to make our periodic reports and other information filed with or furnished to the SEC, available, free of charge, through our website as soon as reasonably practicable after those reports and other information are filed with or furnished to the SEC. Additionally, these periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement or as an exhibit to our Exchange Act filings, each such statement being qualified in all respects by such reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
AgEagle Aerial Systems, Inc.

We have audited the accompanying balance sheet of AgEagle Aerial Systems, Inc. (formerly Solutions by Chilcott, LLC) as of December 31, 2014, and the related statements of operations, stockholders’ equity, and cash flows for the year then ended. AgEagle Aerial Systems, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AgEagle Aerial Systems, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Eide Bailly LLP
Tulsa, Oklahoma
November 5, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
AgEagle Aerial Systems, Inc.

We have audited the accompanying balance sheet of AgEagle Aerial Systems, Inc. as of December 31, 2015, and the related statements of operations, stockholder’s deficit, and cash flows for the year ended December 31, 2015. AgEagle Aerial Systems, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

We were not engaged to examine management’s assertion about the effectiveness of AgEagle Aerial Systems, Inc.’s internal control over financial reporting as of December 31, 2015 and, accordingly, we do not express an opinion thereon.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AgEagle Aerial Systems, Inc. as of December 31, 2015, and the results of its operations and cash flows for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ D. Brooks and Associates CPA’s, P.A

West Palm Beach, Florida

March 18, 2016

AGEAGLE AERIAL SYSTEMS, INC.
BALANCE SHEETS

	As of December 31,
	2015	2014
ASSETS
CURRENT ASSETS:
Cash	$79,875	$53,245
Accounts receivable, net	44,790	3,477
Inventories, net	142,129	161,950
Prepaid expense	2,068	2,241
Total current assets	268,862	220,913

Property and equipment, net	73,518	43,516

Total assets	$342,380	$264,429

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$23,493	$3,759
Accrued expenses	51,756	20,310
Convertible notes payable	500,000	—
Customer deposits	45,586	84,692
Total current liabilities	620,835	108,761

Total liabilities	620,835	108,761

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER’S EQUITY (DEFICIT):
Common stock, $0.0001 par value; 100,000,000 shares authorized; 7,000,000 shares issued and outstanding at December 31, 2015 and 2014	700	700
Additional paid-in capital	707,523	42,142
Retained earnings (accumulated deficit)	(986,678)	112,826
Total stockholder’s equity (deficit)	(278,455)	155,668
Total liabilities and stockholder’s equity (deficit)	$342,380	$264,429

See accompanying notes to financial statements.

AGEAGLE AERIAL SYSTEMS, INC.
STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2015	2014

Revenues	$773,945	$884,696
Cost of revenues	601,365	525,733
Gross profit	172,580	358,963

OPERATING EXPENSES:
Selling expense	106,587	44,776
General and administrative	242,865	114,023
Professional fees	118,767	—
Consulting fees – related party	763,972	—
Research and development	14,448	7,011
Total operating expenses	1,246,639	165,810
INCOME (LOSS) FROM OPERATIONS	(1,074,059)	193,153

OTHER EXPENSE:
Interest expense	(25,445)	(46)
Total other expense	(25,445)	(46)
INCOME (LOSS) BEFORE INCOME TAXES	(1,099,504)	193,107)

INCOME TAXES	—	—
NET INCOME (LOSS)	$(1,099,504)	$193,107

BASIC AND DILUTED INCOME (LOSS) PER SHARE	$(0.16)	$0.02

BASIC AND DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	7,000,000	7,000,000

See accompanying notes to financial statements.

AGEAGLE AERIAL SYSTEMS, INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

				Retained
			Additional	Earnings
	Common Stock		Paid In	(Accumulated
	Shares	Amount	Capital	Deficit)	Total
Balance at December 31, 2013	7,000,000	$700	$75,437	$(80,281)	$(4,144)

Distributions	—	—	(33,295)	—	(33,295)

Net income	—	—	—	193,107	193,107

Balance at December 31, 2014	7,000,000	700	42,142	112,826	155,668

Issuance of stock options for consulting services	—	—	69,528	—	69,528

Award of common stock for consulting services	—	—	694,444	—	694,444

Distributions	—	—	(98,591)	—	(98,591)

Net loss	—	—	—	(1,099,504)	(1,099,504)

Balance at December 31, 2015	7,000,000	$700	$707,523	$(986,678)	$(278,455)

See accompanying notes to financial statements.

AGEAGLE AERIAL SYSTEMS, INC.
STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(1,099,504)	$193,107
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	22,513	12,492
Stock options issued for consulting services – related party	69,528	—
Common stock issued for consulting services – related party	694,444	—
Changes in assets and liabilities:
Accounts receivable	(41,314)	(2,871)
Prepaid expense	173	(401)
Inventories	19,821	(138,052)
Accounts payable	19,733	2,229
Accrued expenses	(7,659)	34,141
Net cash provided by (used in) operating activities	(322,265)	100,645

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(52,514)	(12,354)
Net cash used in investing activities	(52,514)	(12,354)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of note payable	75,000	—
Re-payment of note payable	(75,000)	—
Distributions	(98,591)	(33,295)
Issuance of convertible notes payable	500,000	—
Repayment of line of credit	—	(2,000)
Net cash provided by (used in) financing activities	401,409	(35,295)

Net increase in cash	26,630	52,996
Cash at beginning of year	53,245	249
Cash at end of year	$79,875	$53,245

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$—	$46
Income taxes	$—	$—

See accompanying notes to financial statements.

AGEAGLE AERIAL SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF BUSINESS

AgEagle Aerial Systems, Inc. (the “Company”), headquartered in Neodesha, Kansas, was organized in 2011 as Solutions by Chilcott, LLC, a Kansas company.  The Company began operations in 2011, building composite parts for truck companies, and in 2012, moved into advanced composite parts as a Tier 1 vendor to the U.S. government manufacturing micro wind turbine blades.  The Company then worked with a research project at Kansas State University (“KSU”) that was trying to use model airplanes to monitor and analyze crops. During the initial phase of the project, KSU and the Company came to the conclusion that this business opportunity would be better as its own entity, so the project was taken on by Solution by Chilcott, LLC.  Solutions by Chilcott, LLC was converted into AgEagle Aerial Systems, Inc., a Nevada Corporation, on April 22, 2015, and 7,000,000 shares of AgEagle common stock were issued to the Company’s sole member.  The Company develops and manufactures unmanned aerial vehicles (“UAV”) for sale to the precision agriculture industry. The Company’s products include the AgEagle Classic and RAPID Systems. The Company primarily sells products in the United States, but also in Canada and Australia, directly and through dealer/distributors.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States. The Company’s financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 fiscal year end.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for bad debt, obsolete inventory, valuation of stock and stock options and the valuation of deferred tax assets.

Fair Value of Financial Instruments

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, convertible debt, and accounts payable and accrued expenses approximates their recorded values due to their short-term maturities.

Cash and Cash Equivalents

Cash and cash equivalents includes any highly liquid investments with an original maturity of three months or less.

Receivables and Credit Policy

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. In 2015 and 2014, the Company generally did not charge interest on overdue customer account balances.  Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.  The Company determined that no allowance was necessary as of December 31, 2015 and 2014.

AGEAGLE AERIAL SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Inventories

Inventories, which consist of raw materials, finished goods and work-in-process, are stated at the lower of cost or net realizable value, with cost being determined by the average-cost method, which approximates the first-in, first-out method. At each balance sheet date, the Company evaluates its ending inventories for excess quantities and obsolescence. This evaluation primarily includes an analysis of forecasted demand in relation to the inventory on hand, among consideration of other factors. Based upon the evaluation, provisions are made to reduce excess or obsolete inventories to their estimated net realizable values. Once established, write-downs are considered permanent adjustments to the cost basis of the respective inventories.

Research and Development

The Company expenses research and development costs, which totaled $14,449 and $7,011 for the years ended December 31, 2015 and 2014, respectively.

Property and Equipment

Property and equipment are recorded at cost, and are being depreciated using the straight-line method over the estimated useful lives of the related assets, ranging from three to seven years. Leasehold improvements are recorded at cost and amortized on a straight- line basis over the shorter of their estimated lives or the remaining lease term. Significant renewals and betterments are capitalized. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed. At the time property and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are reflected in the statements of operations.

Shipping Costs

Shipping costs, which total $27,966 and $22,353, respectively, for the years ended December 31, 2015 and 2014, are recorded as cost of revenue and any amounts billed to customers for shipping costs, which total $2,860 and $6,660, respectively, for the years ended December 31, 2015 and 2014, are recorded as revenue.

Revenue Recognition

The Company recognizes revenues for the sale of its products in the period when persuasive evidence of an arrangement with a customer or dealer exists, product delivery and acceptance have occurred and title has transferred to the customer or the dealer, the sales price is fixed or determinable and collectability of the resulting receivable is reasonably assured.

The Company generally ships FOB Shipping Point terms. Shipping documents are used to verify delivery and customer acceptance. The Company assesses whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund. The Company assesses collectability based on the creditworthiness of the customer as determined by evaluations and the customer’s payment history.  Additionally, dealers are required to place a deposit on each drone ordered.  The Company has executed various dealer agreements whereby the dealers agreed to purchase AgEagle drones and other related products. Under the terms of the dealer agreements, the dealers take ownership of the products, with no right of return, and the Company deems the items sold upon release of shipment to the dealer.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs amounted to $57,827 and $12,201 in 2015 and 2014, respectively.

AGEAGLE AERIAL SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Earnings Per Share

The Company computes earnings per share in accordance with FASB ASC Topic 260 Earnings Per Share, which requires the Company to present basic earnings per share and diluted earnings per share when the effect is dilutive.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, Accounting for Income Taxes.  This topic requires an asset and liability approach for accounting for income taxes.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2015 and 2014, the unrecognized tax benefit accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. All years are subject to Federal and state tax examinations by tax authorities.

Recently Issued Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update 2014-09 establishing Accounting Standards Codification Topic 606, “Revenue from Contracts with Customers” (ASC 606). ASC 606 establishes a comprehensive new revenue recognition model designed to depict the transfer of goods or services to a customer in an amount that reflects the consideration the entity expects to be entitled to receive in exchange from those goods and services and requires enhanced revenue disclosures. The standard was recently amended to make it effective for public companies for annual reporting periods beginning after December 15, 2017, and interim periods within the reporting period. The Company is still assessing the impact of this accounting standard on its financial statements.

In February, 2016, FASB issued Account Standards Update 2016-02 – Leases (Topic 842) intended to improve financial reporting of leasing transaction whereby lessees will need to recognize a right-of-use asset and a lease liability for virtually all of their leases.  Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current Generally Accepted Accounting Principles (GAAP), the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP—which requires only capital leases to be recognized on the balance sheet—the new ASU will require both types of leases to be recognized on the balance sheet.

Other recent accounting pronouncements issued by the FASB did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

NOTE 3 — LIQUIDITY

As of December 31, 2015, the Company had a working capital deficit and a loss from operations for the year then ended. While there can be no guarantees, the Company believes cash on hand, in connection with cash from operations will be sufficient to fund operations for the next twelve months. The Company is currently pursuing an initial public offering, in which it anticipates raising additional capital through the sale of common stock..

AGEAGLE AERIAL SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 4 — INVENTORIES

Inventories consist of the following at December 31:

	2015	2014

Raw materials	$107,506	$96,049
Work-in-process	23,352	29,601
Finished goods	11,271	36,300
	$142,129	$161,950

NOTE 5 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2015	2014

Furniture and equipment	$113,638	61,125
Less accumulated depreciation	(40,120)	(17,609)
	$73,518	$43,516

Depreciation expense for the years ended December 31, 2015 and 2014 was $22,513 and $12,492, respectively.

NOTE 6 — CONVERTIBLE NOTES PAYABLE

On May 6, 2015, the Company closed two Subscription Agreements by which two institutional investors purchased Convertible Notes payable having a total principal amount of $500,000, convertible into common stock of the Company at $1.00 per share and maturing November 6, 2016.  Interest on the notes is 8% annually and payable quarterly.  The Company’s failure to register the underlying common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended on or before September 30, 2015, is considered an “Event of Default” under the terms of the convertible notes. The entire outstanding principal and interest amount on the Debenture, together with liquidated damages, is immediately due, at the election of the holders.  To date, there has been no such election.

NOTE 7 — INCOME TAXES

For 2014, AgEagle Aerial Systems, Inc. was treated as a disregarded entity for income tax purposes. Income taxes, if any, were the responsibility of the sole member. In April 2015, the Company was converted to a corporation.

The Company accounts for income taxes in accordance with FASB ASC Topic 740, Accounting for Income Taxes which requires the Company to provide a net deferred tax asset or liability equal to the expected future tax benefit or expense of temporary reporting differences between book and tax accounting and any available operating loss or tax credit carryforwards.  At December 31, 2015, the total of all deferred tax assets was $418,226.  The amount of and ultimate realization of the benefits from the deferred tax assets for income tax purposes is dependent, in part, upon the tax laws in effect, the Company’s future earnings, and other future events, the effects of which cannot be determined.  Because of the uncertainty surrounding the realization of the deferred tax assets the Company has established a valuation allowance of $418,226 for the year ended December 31, 2015.  The change in the valuation allowance for the year ended December 31, 2015 was $418,226.

The components of income tax benefit for the year ended December 31, 2015, consist of the following:

2015
Deferred tax benefit:
Federal	$(388,092)
State	(30,134)
Increase in valuation allowance	$(418,226)

AGEAGLE AERIAL SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 7 — INCOME TAXES - CONTINUED

A reconciliation of income tax expense at the federal statutory rate to income tax expense at the company’s effective rate for the year ended December 31, 2015 is as follows:

2015

Computed tax at the expected statutory rate	$(388,557)
State and local income taxes, net of federal	(30,134)
Other non-deductible expenses	465
Change in valuation allowance	418,226
Income tax benefit	$—

The temporary differences, tax credits and carryforwards gave rise to the following deferred tax assets at December 31, 2015:

2015
Deferred tax assets:
Depreciation	$2,754
Stock	254,445
Stock option	25,475
Net operating loss carryforward	135,552
Total Deferred tax assets	418,226
Valuation allowance	(418,226)
Net Deferred tax assets	$—

NOTE 8 — EQUITY

Distributions

From inception through April 10, 2015, the Company was a member-managed limited liability company (LLC) solely owned by its Chief Executive Officer. On April 22, 2015, the Company issued 7,000,000 shares of common stock to its sole member upon conversion of the Company from an LLC to a corporation. The financial statements have been retroactively stated to give effect to the issuance of 7,000,000 shares of common stock on April 22, 2015.

During the year ended December 31, 2015, the shareholder of the Company received cash distributions of $98,591.

On March 1, 2015, 1,000,000 shares of common stock were awarded to a related party consultant for services to be rendered over eighteen months.  During the year ended December 31, 2015, $694,444 of expense was recorded to reflect the pro rata portion of the stock granted during 2015.

During 2014, the shareholder of the Company received cash distributions of $33,295.

Stock Options

The fair value of option grants during the year ended December 31, 2015 was determined using the Black-Scholes option valuation model.  The significant weighted average assumptions relating to the valuation of the Company’s Stock Options for the year ended December 31, 2015 were as follows:

2015
Dividend yield	0%
Expected life	5.04 yrs.
Expected volatility	44.82
Risk-free interest rate	1.76%

AGEAGLE AERIAL SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 8 — EQUITY - CONTINUED

A summary of the status of options granted at December 31, 2015, and changes during the period then ended are as follows:

	For the Year Ended December 31, 2015
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of period	—	$—	—	$—
Granted	250,000	0.11	5.0 years	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—
Outstanding at end of period	250,000	0.11	5.0 years	—
Vested and expected to vest in the future	250,000	0.11	5.0 years	—
Exercisable at end of period	—	—	—	—
Weighted average fair value of options granted	250,000	$0.11	5.0 years	$—

The Company had zero non-vested options at the beginning of the period.  At December 31, 2015 the Company had 250,000 non-vested options with a weighted average exercise price of $0.11.

The total intrinsic value of options exercised during the year ended December 31, 2015 was $0.  Intrinsic value is measured using the fair market value at the date of exercise (for shares exercised) or at December 31, 2015 (for outstanding options), less the applicable exercise price.

During 2015, the company recorded $69,528 of non-cash compensation expense related to the vested stock options issued to a related party consultant.

The Company recorded consulting expense based on the estimated fair value of the stock as of December 31, 2015, based on the terms of a transaction which ultimately closed in February, 2016, as there is no dis-incentive for non-performance.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Operating Leases - The Company leases office space in Neodesha, Kansas for $100 a month from August 2014 to September 2015, $200 a month from October 2015 to September 2016, $300 a month from October 2016 to September 2017, and $400 a month from October 2017 to September 2018. Rent expense was $1,500 in 2015 and $1,411 in 2014.

Line of Credit – The Company has an $80,000 open line of credit with Community National Bank.  The line of credit matures annually on December 3rd unless renewed. The line of credit is secured by the majority shareholder of the Company as of December 31, 2015. The bank charges interest at a rate of 6% and the balance on the line of credit as of December 31, 2015 and 2014 was zero.

The future minimum lease payments for non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2015 are as follows:

Year ending December 31:	Lease Payments
2016	$2,700
2017	3,900
2018	3,600
2019	—
Thereafter	—
Total Minimum Lease Payments	$10,200

AGEAGLE AERIAL SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 10 — RELATED PARTY TRANSACTIONS

The following reflects the related party transactions during the years ended December 31, 2015 and 2014.

Consulting Agreement

On March 1, 2015, the Company entered into a strategic consulting agreement.  Under the terms of the agreement, the Company agreed to issue 500,000 shares of the Company’s common stock on May 1, 2015, an additional 500,000 shares of the Company’s common stock on January 15, 2016 and 250,000 stock options exercisable for five years from the issuance date.  As of December 31, 2015, no stock had been issued to the consultant. The Company recognized $694,444 of consulting expense during 2015 related to the value of the shares earned, which was based on the estimated fair value of the stock as of December 31, 2015, based on the terms of a transaction which ultimately closed in February 2016, as there is no dis-incentive for non-performance. Additionally, the Company recognized $69,528 of consulting expense related to the grant of stock options.

NOTE 11 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 18, 2016, which is the date of the financial were available for issuance.

On January 26, 2016, the Company engaged the services of an institutional banker to act as firm commitment underwriters assisting the Company with listing its common stock on a national stock exchange.  In exchange, the Company will pay an underwriting discount equal to 8% of the aggregate price upon closing the offering.  Also, at closing, for the price of $50, the Company will sell to the institutional banker a warrant to purchase shares of the Company’s common stock equal to 4% of the shares sold in the offering. The exercise price shall be 115% of the Public Offering price of the common stock

On February 17, 2016, the Company signed a long-term distribution agreement with a third party to be the worldwide exclusive distribution partner for the Company. Under this agreement, the distributor will private label and purchase the Company’s fixed wing UAVs, exclusively for the agriculture markets over an initial term, for resale through their network of dealers worldwide. To maintain their exclusivity as a distributor, the third party is expected to attain certain sales thresholds over the course of the distribution agreement.  The distributor also has the first right of refusal to be the exclusive or non-exclusive distributor of any future Company systems in the agricultural industry, including any multicopter, rotor wing or unmanned aerial spraying systems.  Under the terms of the agreement, the Company agreed to terminate all existing dealer agreements, which triggered both the “Termination for Convenience” clause and the right of return clause in the existing dealer agreements.  In accordance with ASC 855-10-25 Subsequent Events, the Company determined that the termination of the existing dealer agreements, and resulting right of return, were the result of conditions that did not exist at December 31, 2015, and accordingly should not be recognized during the year ended December 31, 2015.

The dealer agreements stipulate that if any such dealer agreement is terminated by the Company without cause, the Company will, at the dealer’s option, repurchase any or all unsold drones in the dealer’s inventory or in transit to the dealer on the effective date of termination and any other marketing material.  The purchase price for such unsold products and other material will be the actual net invoice price paid by dealer less any prior credits. The dealer will return the product undamaged and in merchantable condition.

On February 22, 2016, the Company entered into a distributorship termination agreement with a certain dealer in  relation to its exclusive distributor agreement for Canada. The parties mutually agreed that the Company will pay the dealer installments through September 1, 2016, totaling $100,000 for the termination of the dealer’s exclusive distributor agreement.

Management is currently evaluating the amounts due to the former dealers, if any, under the right of return clause and believes that the total number of returns could be between one and six UAVs, which would be equal to approximately $23,000 and $71,000, respectively.

On February 22, 2016, the Company issued 1,000,000 shares of the Company’s common stock to a related party in connection with the strategic consulting agreement executed in March 2015.

AGEAGLE AERIAL SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 11 — SUBSEQUENT EVENTS - CONTINUED

On February 25, 2016, the Company signed a Securities Purchase Agreement with the worldwide exclusive distributer partner whereby the Company agreed to sell 400,000 shares of Common Stock for $500,000, and a representative of the purchaser of the common stock will be appointed to the Board of Directors of the Company.

On February 25, 2016, the holders of the notes payable agreed to waive the default of the notes payable and extend the maturity date to November 6, 2017.

Shares

Common Stock

PROSPECTUS

Northland Capital Markets

The date of this prospectus is                    , 2016

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The expenses and costs relating to the registration of the securities will be borne by the Registrant. Such expenses and costs (other than underwriting discounts and commissions) are estimated below.  The following table sets forth an itemized statement of all cash expenses expected in connection with the issuance and distribution of the securities being registered.  Other than the SEC registration fee, the Stock Exchange listing fee and the FINRA filing fee, the amounts set forth below are estimates:

SEC registration fee	$	*
Stock Exchange listing fee		*
FINRA fees		*
Printing and related expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent fees		*
Miscellaneous		*
TOTAL	$	*

*

To be provided by amendment

Item 14.  Indemnification of Directors and Officers.

We are a Nevada corporation and generally governed by the Nevada Private Corporations Code, Title 78 of the Nevada Revised Statutes, or NRS.

Section 78.138 of the NRS provides that, unless the corporation’s articles of incorporation provide otherwise, a director or officer will not be individually liable unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud, or a knowing violation of the law. Our articles of incorporation provide the personal liability of our directors is eliminated to the fullest extent permitted under the NRS.

Section 78.7502 of the NRS permits a company to indemnify its directors and officers against expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action, suit, or proceeding, if the officer or director (i) is not liable pursuant to NRS 78.138, or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful. Section 78.7502 of the NRS requires a corporation to indemnify a director or officer that has been successful on the merits or otherwise in defense of any action or suit.  Section 78.7502 of the NRS precludes indemnification by the corporation if the officer or director has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses and requires a corporation to indemnify its officers and directors if they have been successful on the merits or otherwise in defense of any claim, issue, or matter resulting from their service as a director or officer.

Section 78.751 of the NRS permits a Nevada company to indemnify its officers and directors against expenses incurred by them in defending a civil or criminal action, suit, or proceeding as they are incurred and in advance of final disposition thereof, upon determination by the stockholders, the disinterested board members, or by independent legal counsel. If so provided in the corporation’s articles of incorporation, bylaws, or other agreement, Section 78.751 of the NRS requires a corporation to advance expenses as incurred upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company. Section 78.751 of the NRS further permits the company to grant its directors and officers additional rights of indemnification under its articles of incorporation, bylaws, or other agreement.

Section 78.752 of the NRS provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the company, or is or was serving at the request of the company as a director, officer, employee, or agent of another company, partnership, joint venture, trust, or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee, or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.

Our bylaws implement the indemnification provisions permitted by Chapter 78 of the NRS by providing that we shall indemnify our directors and officers to the fullest extent permitted by the NRS against expense, liability, and loss reasonably incurred or suffered by them in connection with their service as an officer or director.  Our bylaws provide shall advance costs and expenses incurred with respect to any proceeding to which a person is made a party as a result of being a director or officer in advance of final disposition of such proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that such person is not entitled to indemnification. We may purchase and maintain liability insurance, or make other arrangements for such obligations or otherwise, to the extent permitted by the NRS.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee, or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15.  Recent Sales of Unregistered Securities.

On March 1, 2015, the Company issued 250,000 stock options exercisable for five years to Greenblock Capital, LLC as partial payment for consulting services.

On February 22, 2016, the Company issued 1,000,000 “unregistered” and “restricted shares of its common stock to GreenBlock Capital, LLC as partial payment for consulting services.

On February 25, 2016, the Company sold 400,000 “unregistered” and “restricted shares of its common stock to Raven Industries, Inc. for an aggregate purchase price of $500,000.

These securities were issued pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder, in reliance on the recipient’s status as an “accredited investor” as defined in Rule 501(a) of Regulation D.

Item 16.  Exhibits and Financial Statement Schedules

(a)

The following exhibits are filed as part of this Registration Statement:

1.1	Form of Underwriting Agreement*

3.1	Articles of Incorporation of the Registrant, as amended*

3.2	Form of Amended and Restated Articles of Incorporation of the Registrant*

3.3	Bylaws of the Registrant*

4.1	Form of Common Stock Certificate*

4.2	Form of Underwriter Warrant*

4.3	8% Convertible Debenture due November 6, 2017*

5.1	Opinion of Loeb & Loeb LLP regarding legality*

10.1	Securities Purchase Agreement, dated May 6, 2015, between the Registrant and the investors named therein*

10.2	Distribution Agreement, dated February 17, 2016, between the Registrant and Raven Industries, Inc. *+

10.3	Incubator Lease Agreement, dated August 28, 2015, between the City of Neodosha, Kansas and the Registrant*

10.4	2016 Equity Incentive Plan of the Registrant*

10.5	Extension and Waiver Agreement, dated March 6, 2016, between the Registrant and Alpha Capital Anstalt*

10.6	Securities Purchase Agreement, dated February 25, 2016, between the Registrant and Raven Industries, Inc. *+

14.1	Code of Ethics of the Registrant Applicable To Directors, Officers And Employees*

21.1	Subsidiaries of the Registrant*

23.1	Consent of Eide Bailly LLP, independent registered public accounting firm*

23.2	Consent of D. Brooks and Associates CPA’s, P.A., independent registered public accounting firm*

23.3	Consent of Loeb & Loeb LLP (included in Exhibit 5.1 to this registration statement)*

24.1	Power of Attorney (included on signature page of this Part II)*

——————

*

To be filed by amendment.

+

The Registrant will request confidential treatment for portions of this Exhibit.

Item 17.  Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Neodesha, State of Kansas, on the            day of           , 2016.

AgEagle Aerial Systems, Inc.

By:
Bret Chilcott
President and Chief Executive Officer
(Principal Executive Officer)

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates stated. Each person whose signature appears below hereby constitutes and appoints Bret Chilcott, as such person’s true and lawful attorney-in-fact and agent with full power and substitution for such person and in such person’s name, place and stead, in any and all capacities, to sign and to file with the Securities and Exchange Commission, any and all amendments and post-effective amendments to this registration statement, with exhibits thereto and other documents in connection therewith, including any registration statements or amendments thereto filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute therefor, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

	Chairman, President and Chief Executive Officer (Principal Executive Officer)	, 2016
Bret Chilcott

	Chief Financial Officer	, 2016
(Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Form of Underwriting Agreement*

3.1	Articles of Incorporation of the Registrant, as amended*

3.2	Form of Amended and Restated Articles of Incorporation of the Registrant*

3.3	Bylaws of the Registrant*

4.1	Form of Common Stock Certificate*

4.2	Form of Underwriter Warrant*

4.3	8% Convertible Debenture due November 6, 2017*

5.1	Opinion of Loeb & Loeb LLP regarding legality*

10.1	Securities Purchase Agreement, dated May 6, 2015, between the Registrant and the investors named therein*

10.2	Distribution Agreement, dated February 17, 2016, between the Registrant and Raven Industries, Inc. *+

10.3	Incubator Lease Agreement, dated August 28, 2015, between the City of Neodosha, Kansas and the Registrant*

10.4	2016 Equity Incentive Plan of the Registrant*

10.5	Extension and Waiver Agreement, dated March 6, 2016, between the Registrant and Alpha Capital Anstalt*

10.6	Securities Purchase Agreement, dated February 25, 2016 between the Registrant and Raven Industries, Inc. *+

14.1	Code of Ethics of the Registrant Applicable To Directors, Officers And Employees*

21.1	Subsidiaries of the Registrant*

23.1	Consent of Eide Bailly LLP, independent registered public accounting firm*

23.2	Consent of D. Brooks and Associates CPA’s, P.A., independent registered public accounting firm*

23.3	Consent of Loeb & Loeb LLP (included in Exhibit 5.1 to this registration statement)*

24.1	Power of Attorney (included on signature page of this Part II)*

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* To be filed by amendment.

+ The Registrant will request confidential treatment for portions of this Exhibit.